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This prospectus supplement relates to an effective registration statement under the Securities Act of 1933 but is not complete and may be changed. This prospectus supplement and the accompanying base prospectus are not an offer to sell these securities, and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-127868

Subject to Completion, Dated January 8, 2008

PROSPECTUS SUPPLEMENT
(to Prospectus dated October 27, 2005)

$

Buckeye Partners, L.P.

% Notes due 2018

We will pay interest on the notes on                         and                          of each year. The first such payment will be made on                         , 2008. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000. We may redeem the notes, in whole or in part, at any time or from time to time, prior to their maturity at the redemption price described in this prospectus supplement.

The notes will be senior unsecured indebtedness of Buckeye Partners, L.P. and will rank equally in right of payment to all existing and future unsubordinated indebtedness of Buckeye Partners, L.P. The notes will be effectively junior to all existing and future debt and other liabilities of our subsidiaries.

See "Risk Factors" beginning on page S-7 of this prospectus supplement and page 5 of the accompanying base prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or the adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Buckeye Partners, L.P.	$	$

The public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from January            , 2008 and must be paid by the underwriters if the notes are delivered after January            , 2008.

The underwriters expect to deliver the notes through the facilities of The Depository Trust Company against payment in New York, New York on January            , 2008.

Joint Book-Running Managers

LEHMAN BROTHERS	SUNTRUST ROBINSON HUMPHREY

Co-Managers

BANC OF AMERICA SECURITIES LLC
BNP PARIBAS
JPMORGAN
LAZARD CAPITAL MARKETS
MORGAN STANLEY
RBS GREENWICH CAPITAL
WELLS FARGO SECURITIES

Prospectus Supplement dated January            , 2008

# Buckeye Partners, L.P.

Reno
San Diego
Denver
Wichita
Midland
Dallas
Austin
Houston
Port Arthur
Memphis
St. Louis
Mt. Vernon
Robinson
Harristown
Peotone
Peoria
Indianapolis
East Chicago
Chicago
Madison
Green Bay
Milwaukee
Muskegon
Flint
Detroit
Toledo
South Bend
Lima
Dayton
Columbus
Cleveland
Pittsburgh
Buffalo
Rochester
Marcy
Syracuse
Binghamton
Springfield
New Haven
New York City
Allentown
Philadelphia
Ft. Lauderdale
Miami
Operating Systems
Buckeye Pipe Line Company, LP
Buckeye Gulf Coast Pipe Lines, LP
Buckeye NGL Pipe Lines, LLC
Buckeye Pipe Line Transportation, LLC
Everglades Pipe Line Company, LP
Laurel Pipe Line Company, LP
NORCO Pipe Line Company, LLC
Wood River Pipe Lines, LLC
Buckeye Terminals, LLC
Delivery Point to Customer's Marketing Terminals
Joint Venture Interests
Muskegon Pipeline, LLC
WesPac Pipelines – Memphis, LLC
West Shore Pipe Line Company
West Texas LPG Pipeline
Limited Partnership

Prospectus Supplement

Prospectus

        This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of this offering. The second part is the accompanying base prospectus, which gives more general information, some of which may not apply to this offering. Generally, when we refer only to the "prospectus," we are referring to both parts combined. If information in this prospectus supplement conflicts with information in the accompanying base prospectus, you should rely on the information in this prospectus supplement.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying base prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of the notes in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying base prospectus or the information we have previously filed with the Securities and Exchange Commission that is incorporated by reference herein is accurate as of any date other than its respective date.

i

SUMMARY

        You should carefully read the entire prospectus supplement, the accompanying base prospectus and the other documents incorporated by reference to understand fully the terms of the notes, as well as the tax and other considerations that are important in making your investment decision.

        For purposes of this prospectus supplement and the accompanying base prospectus, unless otherwise indicated, the terms "us," "we," "our" and similar terms refer to Buckeye Partners, L.P., together with our subsidiaries.

Buckeye Partners, L.P.

        We are a publicly traded master limited partnership organized in 1986 under the laws of the state of Delaware. We are principally engaged in the transportation, terminalling and storage of refined petroleum products for major integrated oil companies, large refined products marketing companies and major end-users of petroleum products on a fee basis through facilities owned and operated by us. We also operate pipelines owned by third parties under contracts with major integrated oil and chemical companies and perform pipeline construction activities, generally for these same customers. Buckeye GP LLC, a Delaware limited liability company, is our general partner.

        We own and operate one of the largest independent refined petroleum products pipeline systems in the United States in terms of volumes delivered, with approximately 5,400 miles of pipeline, serving 16 states, and operate approximately 2,700 miles of other pipelines serving two states under agreements with major oil and chemical companies. As of December 31, 2007, we also own and operate 51 refined petroleum products terminals with aggregate storage capacity of approximately 20 million barrels in Illinois, Indiana, Massachusetts, Michigan, Missouri, New York, Ohio, Pennsylvania and Wisconsin.

Recent Developments

        Farm & Home Transaction.    On December 21, 2007, we agreed to acquire all of the equity interests in Farm & Home Oil Company (or Farm & Home) for total cash consideration of approximately $145.5 million. Farm & Home is a major regional distributor of refined petroleum products in northeastern and central Pennsylvania and surrounding areas. During the fiscal year ended June 30, 2007, it provided over 550 million gallons of refined petroleum products, including gasoline and distillates, to customers through a network of five terminals and other company-owned distribution assets.

        The purchase agreement contains customary representations, warranties, covenants and indemnification provisions. Consummation of the transaction is subject to customary closing conditions, including antitrust clearance. There can be no assurance that these closing conditions will be satisfied. We expect the transaction to close in the first quarter of 2008, and we expect to finance the acquisition initially through our revolving credit facility and thereafter on a permanent basis by issuing limited partnership units to raise proceeds equal to the purchase price.

        Lodi Transaction.    On July 24, 2007, we agreed to acquire all of the membership interests in Lodi Gas Storage, L.L.C. (or Lodi Gas) from Lodi Holdings, L.L.C. (or Lodi Holdings), an affiliate of ArcLight Capital Partners, LLC (or ArcLight). ArcLight is an affiliate of our general partner. Lodi Gas owns and operates a natural gas storage facility near Lodi, California and an expansion facility, known as Kirby Hills, located approximately 45 miles west of the Lodi facility. The combined Lodi and Kirby Hills facilities provide approximately 22 billion cubic feet (Bcf) of working gas capacity and are connected to Pacific Gas and Electric's intrastate gas pipelines that service natural gas demand in the San Francisco and Sacramento areas.

        Pursuant to the terms of the Purchase and Sale Agreement (or the Purchase Agreement) between Buckeye Gas Storage LLC and Lodi Holdings, consideration of approximately $428 million will be paid at the closing of the transaction, and an additional $12 million will be paid by us to Lodi Holdings upon receipt of approval from the California Public Utilities Commission (or the CPUC) for a natural gas storage expansion project known as Kirby Hills Phase II. The Kirby Hills Phase II expansion project will provide up to an incremental 12 Bcf of working gas capacity. The project is expected to require construction expenditures of approximately $44 million and to be in service by the end of 2008.

        The Purchase Agreement contains customary representations, warranties, covenants and indemnification provisions. Consummation of our purchase of Lodi Gas is subject to customary closing conditions, including antitrust clearance and regulatory approval from the CPUC. There can be no assurance that these closing conditions will be satisfied. We currently expect the transaction to close in January 2008.

        Equity Offerings.    On August 8, 2007, we issued 2.5 million limited partnership units in an underwritten public offering at $47.95 per limited partnership unit. Total proceeds from the offering, after underwriter's discount of $0.70 per limited partnership unit and offering expenses, were approximately $119.7 million, and were used to reduce amounts outstanding under our revolving credit facility.

        On December 4, 2007, we issued 2.0 million limited partnership units in an underwritten public offering at $47.30 per limited partnership unit. Total proceeds from the offering, after underwriter's discount of $1.00 per limited partnership and offering expenses, were approximately $94.4 million. A portion of the proceeds from the offering were used to repay amounts outstanding under our revolving credit facility and for general business purposes, and we intend to use the remaining proceeds from the offering to fund a portion of the purchase price for our pending acquisition of Lodi Gas.

        Third Quarter Distribution.    On October 25, 2007, the board of directors of our general partner declared a regular quarterly cash distribution of $0.825 per unit (or $3.30 per unit on an annualized basis), which was paid on November 30, 2007 to unitholders of record on November 5, 2007.

        Change of Control of Buckeye GP Holdings L.P. and New Directors and Officers.    In June 2007, an entity owned by affiliates of ArcLight, Kelso & Company and Lehman Brothers Holdings Inc. purchased a majority limited partner interest in Buckeye GP Holdings L.P. (or BGH), which owns and controls our general partner, and all of the ownership interest in MainLine Management LLC (or MainLine Management), which is the general partner of BGH and controls BGH. In connection with the acquisition, a number of the officers and directors of our general partner and MainLine Management resigned from their positions and were replaced. In October 2007 three additional directors of our general partner's board of managers resigned and were replaced.

        The following table sets forth our general partner's current directors and executive officers:

Name	Position
Forrest E. Wylie	Chairman of the Board and Chief Executive Officer and Director
Irvin K. Culpepper, Jr.	Director
Michael B. Goldberg	Director
C. Scott Hobbs*	Director
Mark C. McKinley*	Director
Daniel R. Revers	Director
Robb E. Turner	Director
Clark C. Smith*	Director
Stephen C. Muther	President
Vance E. Powers	Vice President—Finance and Controller and Acting Chief Financial Officer
Eric A. Gustafson	Senior Vice President and Chief Operating Officer

*
Is a non-employee director of our general partner and is not otherwise affiliated with our general partner or its parent companies.

Business Strategy

        Our objective is to increase the value of our limited and general partner interests by consistently increasing our cash flow and, accordingly, our cash available for distribution to our unitholders. Our business strategy to accomplish this objective is to:

  •
  Own and operate high-quality logistics assets;

  •
  Increase throughput on our pipelines and terminals that have available capacity;

  •
  Expand our existing pipelines and terminals to facilitate customer-generated growth;

  •
  Maintain and enhance the integrity of our pipelines and terminals;

  •
  Focus on customer service in order to remain the provider of choice in the markets we serve; and

  •
  Pursue selective strategic acquisition opportunities that complement our existing asset base or provide entry into new markets and business lines.

        We pursue acquisitions that we expect to be accretive to distributable cash flow on a per limited partnership unit basis. Consistent with our balanced risk profile, we focus our acquisition efforts on stable cash flow businesses with a substantial fee-based component.

Competitive Strengths

        We believe the following competitive strengths position us to successfully execute our business strategy:

  •
  Strategic location of assets.  Our petroleum products pipeline systems and terminal and storage facilities are strategically located, allowing us to promote high levels of overall throughput and incrementally increase pipeline and terminal volumes on our system. Our assets are primarily located in the northeast and upper midwest areas of the United States, which have historically experienced demand for refined products in excess of local supply. The strategic location of our assets enables us to take advantage of domestic imbalances and international imports of petroleum products.

  •
  Cash flow stability due to the fee-based nature of businesses.  We provide pipeline transportation services at posted tariffs, storage services for a fee and pipeline operation and maintenance services pursuant to contracts.

  •
  Unique market-based tariff.  Buckeye Pipe Line Company, L.P., our largest operating subsidiary, has a market-based tariff program, approved by the Federal Energy Regulatory Commission (or FERC) providing us with more flexibility in its tariff pricing than is available under the producer price index pricing formula, which is used by most petroleum products pipelines.

  •
  Flexible sources of supply.  Our pipeline system is connected to various refineries, third-party pipelines and import marine terminals. These connections, together with our strong customer relationships, enable us to maintain stable pipeline throughput.

  •
  Experienced management team.  Members of our senior management team have extensive experience in the energy sector and have demonstrated a track record of generating consistent cash distributions and successfully growing our business.

Executive Offices and Ownership

        Our principal executive offices are located at Five TEK Park, 9999 Hamilton Blvd., Breinigsville, Pennsylvania 18031, and our telephone number is (610) 904-4000.

Ownership of Buckeye Partners, L.P.

        The following table reflects our ownership as of January 7, 2008.

	Limited Partnership	General Partner Units	Percentage Ownership*
Public Unitholders	43,427,626	—	95%
Buckeye Pipe Line Services Company	2,210,520	—	5
Buckeye GP Holdings L.P.	80,000	—	<1
Buckeye GP LLC	—	243,914	<1

	45,718,146	243,914	100%

*
Ownership percentages are approximate.

The Offering

Issuer	Buckeye Partners, L.P.
Securities offered	$ principal amount of % Senior Notes due 2018.
Interest payment dates	and of each year, commencing , 2008.
Maturity date	, 2018.
Redemption	At the issuer's option, any or all of the notes may be redeemed, in whole or in part, at any time, at the redemption prices described under "Description of the Notes—Optional Redemption" in this prospectus supplement.
Ranking	The notes:
• will be senior unsecured indebtedness of the issuer, ranking equally in right of payment with all of its existing and future unsubordinated debt;
• will be non-recourse to the general partner of the issuer;
• will be senior in right of payment to any future subordinated debt of the issuer;
• will be effectively junior to any secured debt of the issuer to the extent of the collateral securing such debt; and
• will be junior to all existing and future debt and other liabilities of the issuer's subsidiaries.
Covenants	The notes will be issued under an indenture with U.S. Bank National Association (successor to SunTrust Bank), as trustee, which contains covenants for your benefit. These covenants restrict our ability, with certain exceptions, to:
• incur debt secured by liens;
• engage in sale/leaseback transactions; or
• merge or consolidate with another entity or sell substantially all of our assets to another entity.
Use of Proceeds	We estimate that we will receive net proceeds from this offering of approximately $ . We plan to use the net proceeds from this offering to fund a portion of the purchase price for our pending acquisition of Lodi Gas. If we do not consummate the acquisition of Lodi Gas, we intend to use the net proceeds of this offering to fund the purchase price for our pending acquisition of Farm & Home and the remainder for general business purposes. Please read "Use of Proceeds" in this prospectus supplement.
Further issuances	We may create and issue further notes ranking equally and ratably with the notes offered by this prospectus supplement in all respects, so that such further notes will be consolidated and form a single series with the notes offered by this prospectus supplement and will have the same terms as to status, redemption or otherwise (except for the issue date and public offering price).

Risk Factors

        Investing in the notes involves risks. You should carefully consider the information under the caption "Risk Factors" and all other information in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference before investing in the notes.

Ratio of Earnings to Fixed Charges

        The ratio of earnings to fixed charges for each of the periods indicated below is as follows:

	Years Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
Ratio of earnings to fixed charges	3.79	2.15	3.62	2.98	2.90	2.72	3.50

        These computations include us and our operating subsidiaries. For these ratios, "earnings" means the sum of the following:

  •
  pre-tax income from continuing operations; and

  •
  interest on indebtedness.

        The term "fixed charges" means the sum of the following:

  •
  interest on indebtedness;

  •
  capitalized interest; and

  •
  a portion of rents representative of the interest factor.

RISK FACTORS

        You should carefully consider the risk factors described below, the risk factors beginning on page 22 of our Annual Report on Form 10-K for the year ended December 31, 2006 and on page 36 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as well as the risk factors relating to our business under the caption "Risk Factors" beginning on page 5 of the accompanying base prospectus before making an investment decision. These risks are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. You should consider carefully these risk factors together with all of the other information included in this prospectus supplement, the accompanying base prospectus and the documents we have incorporated by reference in this document before investing in the notes.

  Risks Related to our Business

        Our pending acquisitions of Lodi Gas and Farm & Home may not be consummated. If consummated, we may not realize the expected benefits from the transactions.

        The purchase and sale agreements for the Lodi Gas and Farm & Home transactions contain conditions that, if not satisfied or waived, could result in the acquisitions not occurring. Among other customary closing conditions, consummation of the Lodi Gas acquisition is conditioned on the approval of the CPUC for the change in control of the Lodi Gas facilities. Additionally, the Lodi Gas and Farm & Home purchase and sale agreements provide both parties to each agreement with the right to terminate the agreement prior to consummation under limited circumstances, including the right for us to terminate the agreements if any event occurs that would have a material adverse effect on the assets, business, properties, financial condition or results of operations of Lodi Gas or Farm & Home.

        If we do not consummate the acquisition of Lodi Gas or Farm & Home, we will not realize any of the anticipated benefits of owning and operating their respective assets. If we do consummate the Lodi Gas or Farm & Home acquisition, our estimates regarding earnings, operating cash flow and capital expenditures resulting from the transactions may prove to be incorrect. Additionally, we may encounter difficulties in the assimilation of the new businesses, we may experience unanticipated inefficiencies or costs, and we may lose customers or key employees. The facilities may also be subject to operational hazards and unforeseen interruptions, such as natural disasters, adverse weather, accidents, fires, explosions, hazardous materials releases and other events beyond our control, for which we may not be adequately insured. Furthermore, a decline or interruption in natural gas transportation on Pacific Gas and Electric's intrastate gas pipelines on which the Lodi Gas facilities rely could have a material adverse effect on our utilized capacity. In addition, both the gas storage business of Lodi Gas and the wholesale and retail distribution business of Farm & Home expand our operations and the types of businesses in which we engage, posing additional challenges in the integration of these new businesses. As a result of any of the foregoing factors, our revenues and, therefore, our ability to pay interest and principal on the notes, could be adversely affected.

        Farm & Home is exposed to commodity risk, and upon consummation of our acquisition of Farm & Home, our exposure to commodity risk will increase. Our risk management policies cannot eliminate all commodity risk.

        Because Farm & Home takes title to substantially all of the refined petroleum products it distributes, it is exposed to commodity risk on these products. Commodity risk is the risk of unfavorable market fluctuations in the price of commodities such as refined petroleum products. Farm & Home has adopted hedging policies designed to minimize its commodity risk and, if we acquire Farm & Home, we intend to maintain hedging policies for that purpose. Notwithstanding these hedging policies, some degree of exposure to unforeseen fluctuations in commodity prices will remain, which may result in a decrease in our revenues and therefore adversely impact our ability to pay interest and principal on the notes. Any violations of our hedging processes and procedures may result in significant financial losses, and, as a result, adversely impact our ability to pay principal and interest on the notes.

  Risks Related to the Notes

        Your ability to transfer the notes at a time or price you desire may be limited by the absence of an active trading market, which may not develop.

        The notes are a new issue of securities for which there is no established public market. Although we have registered the offer and sale of the notes under the Securities Act of 1933, we do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes in any automated dealer quotation system. In addition, although the underwriters have informed us that they intend to make a market in the notes, as permitted by applicable laws and regulations, they are not obliged to make a market in the notes, and they may discontinue their market making activities at any time without notice. An active market for the notes may not develop or, if developed, may not continue. In the absence of an active trading market, you may not be able to transfer the notes within the time or at the price you desire.

        The notes will be unsecured obligations. As such, the notes will be effectively junior to any secured debt we may have, to the existing and future debt and other liabilities of our subsidiaries that do not guarantee the notes and to the existing and future secured debt of any subsidiaries that guarantee the notes.

        The notes will be our unsecured debt and will rank equally in right of payment with all of our other existing and future unsubordinated debt. The notes will be effectively junior to all our future secured debt, to the existing and future debt and other liabilities of our subsidiaries that do not guarantee the notes and to the secured debt of any subsidiaries that guarantee the notes. Initially, there will be no subsidiary guarantors of our obligations under the notes, and there may be none in the future. Since our operating subsidiaries will not guarantee the notes offered by us in this prospectus supplement, the notes will be effectively subordinated to all debt of our operating subsidiaries.

        If we are involved in any dissolution, liquidation or reorganization, our secured debt holders will be paid before you receive any amounts due under the notes to the extent of the value of the assets securing their debt, and creditors of our subsidiaries may also be paid before you receive any amounts due under the notes. In that event, you may not be able to recover any principal or interest you are due under the notes.

        We do not have the same flexibility as other types of organizations to accumulate cash, which may limit cash available to service the notes or to repay them at maturity.

        On a quarterly basis, we distribute 100% of our available cash to our unitholders of record and our general partner, subject to reasonable reserves as described below. As a result, we do not have the same flexibility as corporations or other entities that do not pay dividends or have complete flexibility regarding the amounts they will distribute to their equity holders. Available cash is generally defined as consolidated cash receipts less consolidated cash expenditures and such retentions for working capital, anticipated cash expenditures and contingencies as our general partner deems appropriate. The timing and amount of our distributions could significantly reduce the cash available to pay the principal, premium (if any) and interest on the notes. The board of directors of our general partner will determine the amount and timing of such distributions and has broad discretion to establish and make additions to our reserves or the reserves of our operating subsidiaries as it determines are necessary or appropriate.

        Although our payment obligations to our unitholders are subordinate to our payment obligations to you, the market value of our units may substantially decrease as a result of decreases in the amount we distribute per unit. Accordingly, if we experience a liquidity problem in the future, we may not be able to issue equity in sufficient amounts to recapitalize our debt, including the notes.

RATIO OF EARNINGS TO FIXED CHARGES

        The ratio of earnings to fixed charges for each of the periods indicated below is as follows:

	Years Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
Ratio of earnings to fixed charges	3.79	2.15	3.62	2.98	2.90	2.72	3.50

        These computations include us and our operating subsidiaries. For these ratios, "earnings" means the sum of the following:

  •
  pre-tax income from continuing operations; and

  •
  interest on indebtedness.

        The term "fixed charges" means the sum of the following:

  •
  interest on indebtedness;

  •
  capitalized interest; and

  •
  a portion of rents representative of the interest factor.

USE OF PROCEEDS

        We plan to use the net proceeds from the offering, estimated to be approximately $            million (after deducting underwriting discounts and commissions and our offering expenses), to fund a portion of the purchase price for our pending acquisition of Lodi Gas. If we do not consummate the acquisition of Lodi Gas, we intend to use the net proceeds from this offering to fund the purchase price for our pending acquisition of Farm & Home and for general business purposes.

        For more information on Lodi Gas, please read "Prospectus Summary—Recent Developments" and the other information incorporated by reference in this prospectus supplement. The purchase price for Lodi Gas was negotiated between the parties, and because Lodi Gas is owned by ArcLight, was approved by the Audit Committee of our general partner. We intend to use the net proceeds from this offering to fund a portion of the purchase price for the acquisition and expect to fund the remaining purchase price with borrowings under our revolving credit facility and cash on hand.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2007 on:

  •
  a historical basis;

  •
  a pro forma basis, giving effect to the sale of 2.0 million limited partnership units in December 2007, with net proceeds of approximately $94.4 million, and the application of $40.0 million of such proceeds to repay amounts then outstanding under our revolving credit facility; and

  •
  a pro forma as adjusted basis, giving effect to the sale of $                        principal amount of notes in this offering. We expect to receive net proceeds from this offering of approximately $                        million (after deducting underwriting discounts and estimated offering expenses).

        This table should be read in conjunction with our historical consolidated financial statements and the notes to those financial statements that are incorporated by reference in this prospectus supplement and the accompanying base prospectus.

	As of September 30, 2007
	Historical	Pro forma	Pro forma as adjusted
	(unaudited)
	(Dollars in thousands)
Cash and cash equivalents(1)	$33,062	$87,662	$
Long-term debt:
4.625% Notes due 2013	$300,000	$300,000		$300,000
5.30% Notes due 2014	275,000	275,000		275,000
6.75% Notes due 2033	150,000	150,000		150,000
5.125% Notes due 2017	125,000	125,000		125,000
% Notes due 2018 offered hereby (net of discount)	—	—
Revolving credit facility	30,000	—		—
Less: unamortized discount	(2,190)	(2,190)		(2,190)
Adjustment to fair value associated with hedge of fair value	1,354	1,354		1,354
Total long-term debt	879,164	849,164
Partners' capital:
General partner	(1,587)	(1,587)		(1,587)
Limited partners	1,003,859	1,098,259		1,098,259
Accumulated other comprehensive (loss)	(2,747)	(2,747)		(2,747)
Total partners' capital	999,525	1,093,925		1,093,925
Total capitalization	$1,878,689	$1,943,089	$

(1)
Net proceeds from our December 2007 limited partnership unit offering, net of the $40.0 million then outstanding under our revolving credit facility, are reflected in cash and cash equivalents. Net proceeds from this offering are reflected in cash and cash equivalents.

DESCRIPTION OF THE NOTES

        The following description of the particular terms of the notes supplements the general description of the debt securities included in the accompanying prospectus. You should review this description together with the description of the debt securities included in the accompanying prospectus. To the extent this description is inconsistent with the description in the accompanying prospectus, this description will control and replace the inconsistent description in the accompanying prospectus. As used in this description, the terms "we," "us" and "our" refer to Buckeye Partners, L.P., and not to any of our subsidiaries or affiliates.

        We will issue the notes under an indenture dated July 10, 2003 (as amended and supplemented from time to time, including a supplement setting forth the terms of the notes), between us and U.S. Bank National Association (successor to SunTrust Bank), as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. We have summarized some of the material provisions of the notes and the indenture below. The summary supplements the description of the indenture contained in the accompanying prospectus, and we encourage you to read that description for additional material provisions that may be important to you. We also urge you to read the indenture because it, and not this description, defines your rights as a holder of notes. The following description of the notes and the description of the indenture contained in the accompanying prospectus are not complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the indenture. You may request copies of the indenture from us as set forth under "Where You Can Find More Information" in the accompanying prospectus. Capitalized terms defined in the accompanying prospectus and the indenture have the same meanings when used in this prospectus supplement.

General Description of the Notes

        The notes will be:

  •
  our senior unsecured indebtedness ranking equally in right of payment with all of our existing and future unsubordinated indebtedness;

  •
  non-recourse to our general partner;

  •
  senior in right of payment to any of our future subordinated debt;

  •
  effectively junior to any of our secured debt to the extent of the collateral securing such debt; and

  •
  effectively junior to all existing and future debt and other liabilities of our subsidiaries, including our operating partnerships. Currently, our subsidiaries have no outstanding indebtedness other than subsidiary guarantees provided by certain of our operating subsidiaries under our revolving credit facility. We expect to acquire Farm & Home with its existing revolving credit facility and may subsequently replace that credit facility. See "Description of Other Indebtedness."

        The notes will not be guaranteed by any of our subsidiaries or affiliates or any other party. The indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder and provides that debt securities may be issued thereunder from time to time in one or more additional series. Except to the extent described below, the indenture does not limit our ability or the ability of our subsidiaries to incur additional indebtedness.

Further Issuances

        We may, from time to time, without notice to or the consent of the holders of the notes, increase the principal amount of this series of notes under the indenture and issue such increased principal amount (or any portion thereof), in which case any additional notes so issued will have the same form and terms (other than the date of issuance, public offering price and, under certain circumstances, the date from which interest thereon will begin to accrue), and will carry the same right to receive accrued and unpaid interest, as the notes previously issued, and such additional notes will form a single series with the notes.

Principal, Maturity and Interest

        We will issue the notes in an initial aggregate principal amount of $                                    . The notes will mature on                        , 2018. We will issue the notes in denominations of $1,000 and whole multiples of $1,000.

        Interest on the notes will accrue at the annual rate of            % and will be payable semi-annually in arrears on                                    and                                     of each year, commencing                                    , 2008. We will make each interest payment to the holders of record at the close of business on the immediately preceding                                    and                                     as the case may be.

        Interest on the notes will accrue from                                    , 2008. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Methods of Receiving Payments on the Notes

        We will make payments on the notes at the office or agency of the paying agent within the City and State of New York unless we elect to make interest payments by check mailed to you at your addresses set forth in the register of holders.

Structural Subordination

        The notes will be "structurally subordinated" to all indebtedness and other liabilities, including deposits, trade payables and lease obligations, of our subsidiaries. This is because our right to receive any assets of any of our subsidiaries upon its liquidation or reorganization, and thus the right of you as the holder of notes, issued by us, to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including its depositors and trade creditors.

Optional Redemption

        The notes will be redeemable, in whole or in part, at our option at any time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of the notes, and (b) as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest (not including any portion of those payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus            basis points plus, in each case, accrued and unpaid interest to the date of redemption.

        "Adjusted Treasury Rate" means, with respect to any date of redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price (as defined below) for the date of redemption.

        "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those notes.

        "Comparable Treasury Price" means, with respect to any date of redemption, (a) the average of the Reference Treasury Dealer Quotations (as defined below) for the date of redemption, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (b) if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

        "Quotation Agent" means Lehman Brothers Inc. or another Reference Treasury Dealer (as defined below) appointed by us.

        "Reference Treasury Dealer" means (a) Lehman Brothers Inc. and its successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute another Primary Treasury Dealer; and (b) any other Primary Treasury Dealers selected by us.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any date of redemption, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that date of redemption.

        Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the notes or portions thereof called for redemption.

        On or before a redemption date, we will deposit with a paying agent (or with the trustee) sufficient money to pay the redemption price and accrued interest on the notes to be redeemed.

        In the event that less than all of the notes are to be redeemed at any time, the trustee will select notes (or any portion of notes in integral multiples of $1,000) for redemption in the manner as the trustee shall deem appropriate and fair, in its sole discretion. However, no note with a principal amount of $1,000 or less will be redeemed in part. Notice of redemption will be mailed by first class mail at least thirty (30) days but not more than sixty (60) days before the redemption date to each holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note to be redeemed. On and after the redemption date, interest will cease to accrue on notes or portions of notes called for redemption and accepted for payment.

Paying Agent and Registrar for the Notes

        The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to you, and we or any of our subsidiaries may act as paying agent or registrar. However, we will at all times maintain an office or agency in The City of New York where the notes may be presented for payment and where we will be required to make such payment in the event of such presentation.

Additional Event of Default

        With respect to the notes, the occurrence of any of the following events shall, in addition to the other events or circumstances described in "Events of Default" in the accompanying prospectus, constitute an Event of Default: default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness of us or any of our subsidiaries (or the payment of which is guaranteed by us or any of our subsidiaries), whether such indebtedness or guarantee now exists or is created after the date of issuance of any notes, if (a) that default (x) is caused by a failure to pay principal of or premium, if any, or interest on such indebtedness prior to the expiration of any grace period provided in such indebtedness (a "Payment Default"), or (y) results in the acceleration of the maturity of such indebtedness to a date prior to its originally stated maturity, and, (b) in each case described in clauses (x) or (y) above, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $50 million or more.

Covenants

        The discussions under "Limitations on Liens" and "Limitations on Sale-Leasebacks" set forth in "Description of Debt Securities" in the accompanying prospectus will not be applicable to the notes and are replaced in their entirety with the following:

Limitations on Liens

        We will not, nor will we permit any Restricted Subsidiary (as defined below) to, create, assume, incur or suffer to exist any lien upon any Principal Property (as defined below) or upon any Capital Interests (as defined below) of any Restricted Subsidiary owning or leasing any Principal Property, whether owned or leased on the date of the indenture or thereafter acquired, to secure any debt of us or any other Person (other than the securities issued under the indenture), without in any such case making effective provision whereby all of the securities outstanding under the indenture shall be secured equally and ratably with, or prior to, such debt so long as such debt shall be so secured. The following are excluded from this restriction:

  (1)
  Permitted Liens (as defined below);

  (2)
  any lien upon any property or assets created at the time of acquisition of such property or assets by us or any Restricted Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or debt incurred to finance such purchase price, whether such debt was incurred prior to, at the time of or within one year after the date of such acquisition;

  (3)
  any lien upon any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure debt incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), to provide funds for any such purpose;

  (4)
  any lien upon any property or assets existing thereon at the time of the acquisition thereof by us or any Restricted Subsidiary (whether or not the obligations secured thereby are assumed by us or any Restricted Subsidiary); provided, however, that such lien only encumbers the property or assets so acquired;

  (5)
  any lien upon any property or assets of a Person existing thereon at the time such Person becomes a Restricted Subsidiary by acquisition, merger or otherwise; provided, however, that such lien only encumbers the property or assets of such Person at the time such Person becomes a Restricted Subsidiary;

  (6)
  any lien upon any property or assets of us or any Restricted Subsidiary in existence on the Issue Date (as defined below) or provided for pursuant to agreements existing on the Issue Date;

  (7)
  liens imposed by law or order as a result of any proceeding before any court or regulatory body that is being contested in good faith, and liens which secure a judgment or other court-ordered award or settlement in an aggregate amount not in excess of $1 million as to which we or the applicable Restricted Subsidiary have not exhausted our or its appellate rights;

  (8)
  any extension, renewal, refinancing, refunding or replacement (or successive extensions, renewals, refinancings, refundings or replacements) of liens, in whole or in part, referred to in clauses (1) through (7), inclusive, above; provided, however, that any such extension, renewal, refinancing, refunding or replacement lien shall be limited to the property or assets covered by the lien extended, renewed, refinanced, refunded or replaced and that the obligations secured by any such extension, renewal, refinancing, refunding or replacement lien shall be in an amount not greater than the amount of the obligations secured by the lien extended, renewed, refinanced, refunded or replaced and any expenses of us and our Restricted Subsidiaries (including any premium) incurred in connection with such extension, renewal, refinancing, refunding or replacement; or

  (9)
  any lien resulting from the deposit of moneys or evidence of indebtedness in trust for the purpose of defeasing debt of us or any Restricted Subsidiary.

        Notwithstanding the foregoing, we may, and may permit any Restricted Subsidiary to, create, assume, incur, or suffer to exist any lien upon any Principal Property to secure debt of us or any Person other than the securities issued under the indenture, that is not excepted by clauses (1) through (9), inclusive, above without securing the securities issued under the indenture, provided that the aggregate principal amount of all debt then outstanding secured by such lien and all similar liens, together with all Attributable Indebtedness (as defined below) from Sale-Leaseback Transactions (as defined below), excluding Sale-Leaseback Transactions permitted by clauses (1) through (4), inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below, does not exceed 10% of Consolidated Net Tangible Assets (as defined below).

        "Attributable Indebtedness," when used with respect to any Sale-Leaseback Transaction, means, as at the time of determination, the present value (discounted at the rate set forth or implicit in the terms of the lease included in such transaction) of the total obligations of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights) during the remaining term of the lease included in such Sale-Leaseback Transaction (including any period for which such lease has been extended). In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, such amount shall be the lesser of the amount determined assuming termination upon the first date such lease may be terminated (in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the amount determined assuming no such termination.

        "Capital Interests" means any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, including, without limitation, with respect to partnerships, partnership interests (whether general or limited) and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, such partnership.

        "Consolidated Net Tangible Assets" means, at any date of determination, the total amount of assets after deducting therefrom:

  (1)
  all current liabilities excluding:

  •
  any current liabilities that by their terms are extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed; and

  •
  current maturities of long-term debt,

    and

  (2)
  the value, net of any applicable reserves, of all goodwill, trade names, trademarks, patents and other like intangible assets, all as set forth on the consolidated balance sheet of us and our consolidated subsidiaries for our most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

        "Issue Date" means with respect to any series of securities issued under the indenture, the date on which securities of that series are initially issued under the indenture.

        "Material Adverse Effect" means:

  (1)
  an impairment of the operation by us and our Restricted Subsidiaries of the pipeline systems of us and our Restricted Subsidiaries which materially adversely affects the manner in which such pipeline systems, taken as a whole, have been operated by us and our Restricted Subsidiaries (whether due to damage to, or a defect in the right, title or interest of us or any of our Restricted Subsidiaries in and to, any of the assets constituting such pipeline system or for any other reason);

  (2)
  a material decline in the financial condition or results of operations or business prospects of us and our Restricted Subsidiaries, taken as a whole; or

  (3)
  our inability to make timely payments of principal and interest on the securities issued under the indenture, in each case as a result (whether or not simultaneous) of the occurrence of one or more events and/or the materialization or failure to materialize of one or more conditions and/or the taking of or failure to take one or more actions described in the indenture by reference to a Material Adverse Effect.

        "Permitted Liens" means:

  (1)
  liens upon rights-of-way for pipeline purposes;

  (2)
  any statutory or governmental lien or lien arising by operation of law, or any mechanics', repairmen's, materialmen's, suppliers', carriers', landlords', warehousemen's or similar lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined lien which is incidental to construction, development, improvement or repair;

  (3)
  the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property;

  (4)
  liens of taxes and assessments which are:

  •
  for the then current year,

  •
  not at the time delinquent, or

  •
  delinquent but the validity of which is being contested at the time by us or any Restricted Subsidiary in good faith;

  (5)
  liens of, or to secure performance of, leases, other than capital leases;

  (6)
  any lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;

  (7)
  any lien upon property or assets acquired or sold by us or any Restricted Subsidiary resulting from the exercise of any rights arising out of defaults on receivables;

  (8)
  any lien incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

  (9)
  any lien in favor of us or any Restricted Subsidiary;

  (10)
  any lien in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, to secure partial, progress, advance, or other payments pursuant to any contract or statute, or any debt incurred by us or any Restricted Subsidiary for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to such lien;

  (11)
  any lien securing industrial development, pollution control or similar revenue bonds;

  (12)
  any lien securing debt of us or any Restricted Subsidiary, all or a portion of the net proceeds of which are used, substantially concurrent with the funding thereof (and for purposes of determining such "substantial concurrence," taking into consideration, among other things, required notices to be given to holders of outstanding securities under the indenture (including the notes) in connection with such refunding, refinancing or repurchase, and the required corresponding durations thereof), to refinance, refund or repurchase all outstanding securities under the indenture (including the notes), including the amount of all accrued interest thereon and reasonable fees and expenses and premium, if any, incurred by us or any Restricted Subsidiary in connection therewith;

  (13)
  liens in favor of any Person to secure obligations under the provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested by any governmental authority in connection with any contract or statute;

  (14)
  any lien upon or deposits of any assets to secure performance of bids, trade contracts, leases or statutory obligations;

  (15)
  any lien or privilege vested in any grantor, lessor or licensor or permittor or for rent or other charges due or for any other obligations or acts to be performed, the payment of which rent or other charges or performance of which other obligations or acts is required under leases, easements, rights-of-way, licenses, franchises, privileges, grants or permits, so long as payment of such rent or the performance of such other obligations or acts is not delinquent or the requirement for such payment or performance is being contested in good faith by appropriate proceedings;

  (16)
  defects and irregularities in the titles to any property which do not have a Material Adverse Effect;

  (17)
  easements, exceptions or reservations in any property of us or any of our Restricted Subsidiaries granted or reserved for the purpose of pipelines, roads, the removal of oil, gas, coal or other minerals, and other like purposes for the joint or common use of real property, facilities and equipment, which do not have a Material Adverse Effect;

  (18)
  rights reserved to or vested in any grantor, lessor, licensor, municipality or public authority to control or regulate any property of us or any of our Restricted Subsidiaries or to use any such property; provided, that we or such Restricted Subsidiary shall not be in default in respect of any material obligation (except that we or such Restricted Subsidiary may be contesting any such obligation in good faith) to such grantor, lessor, licensor, municipality or public authority; and provided, further, that such control, regulation or use will not have a Material Adverse Effect;

  (19)
  any obligations or duties to any municipality or public authority with respect to any lease, easement, right-of-way, license, franchise, privilege, permit or grant; or

  (20)
  liens or burdens imposed by any law or governmental regulation, including, without limitation, those imposed by environmental and zoning laws, ordinances, and regulations; provided, in each case, we or any of our Restricted Subsidiaries are not in default in any material obligation (except that we or such Restricted Subsidiary may be contesting any such obligation in good faith) to such Person in respect of such property; provided, further, that the existence of such liens and burdens do not have a Material Adverse Effect.

        "Person" means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, other entity, unincorporated organization or government or any agency or political subdivision thereof.

        "Principal Property" means, whether owned or leased on the date of the indenture or thereafter acquired:

  (1)
  any pipeline assets of us or any Subsidiary (as defined below) of us, including any related facilities employed in the transportation, distribution, storage or marketing of refined petroleum products, that are located in the United States of America or any territory or political subdivision thereof; and

  (2)
  any processing or manufacturing plant or terminal owned or leased by us or any Subsidiary of us that is located in the United States or any territory or political subdivision thereof, except, in the case of either of the foregoing clauses (1) or (2):

  •
  any such assets consisting of inventories, furniture, office fixtures and equipment, including data processing equipment, vehicles and equipment used on, or useful with, vehicles, and

  •
  any such assets, plant or terminal which, in the good faith opinion of the board of directors of our general partner, is not material in relation to the activities of us or of us and our Subsidiaries, taken as a whole.

        "Restricted Subsidiary" shall mean our subsidiaries identified on Exhibit A of the indenture as well as any Subsidiary of us formed after the date of the indenture that has not been designated by the board of directors of our general partner, at its creation or acquisition, as an Unrestricted Subsidiary (as defined below). We may thereafter redesignate an Unrestricted Subsidiary as a Restricted Subsidiary and it will thereafter be a Restricted Subsidiary; provided, that such Restricted Subsidiary may not thereafter be redesignated as an Unrestricted Subsidiary, and provided, further, that no Subsidiary may be designated as an Unrestricted Subsidiary at any time other than at its creation or acquisition.

        "Sale-Leaseback Transaction" means the sale or transfer by us or any Subsidiary of us of any Principal Property to a Person (other than us or a Subsidiary of us) and the taking back by us or any Subsidiary of us, as the case may be, of a lease of such Principal Property.

        "Subsidiary" means, with respect to any Person:

  (1)
  any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Interests entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or combination thereof; or

  (2)
  in the case of a partnership, more than 50% of the partners' Capital Interests, considering all partners' Capital Interests as a single class, is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or combination thereof.

        "Unrestricted Subsidiary" shall mean our subsidiaries identified on Exhibit A of the indenture as well as any Subsidiary of us formed after the date of the indenture that has been designated by the board of directors of our general partner as an "Unrestricted Subsidiary" at the time of its creation or acquisition; provided that no debt or other obligation of such Unrestricted Subsidiary may be assumed or guaranteed by us or any Restricted Subsidiary, nor may any asset of us or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, become encumbered or otherwise subject to the satisfaction thereof.

Limitations on Sale-Leasebacks

        We will not, and will not permit any Subsidiary of us to, engage in a Sale-Leaseback Transaction, unless:

  (1)
  such Sale-Leaseback Transaction occurs within one year from the date of completion of the acquisition of the Principal Property subject thereto or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations on such Principal Property, whichever is later;

  (2)
  the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

  (3)
  the Attributable Indebtedness from that Sale-Leaseback Transaction is an amount equal to or less than the amount we or such Subsidiary would be allowed to incur as debt secured by a lien on the Principal Property subject thereto without equally and ratably securing the securities issued under the indenture; or

  (4)
  we or such Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from such Sale-Leaseback Transaction to (A) the prepayment, repayment, redemption, reduction or retirement of any Pari Passu Debt (as defined below) of us or any Subsidiary of us, or (B) the expenditure or expenditures for Principal Property used or to be used in the ordinary course of business of us or our Subsidiaries.

        Notwithstanding the foregoing, we may, and may permit any Subsidiary of us to, effect any Sale-Leaseback Transaction that is not excepted by clauses (1) through (4), inclusive, of the above paragraph, provided that the Attributable Indebtedness from such Sale-Leaseback Transaction, together with the aggregate principal amount of then outstanding debt (other than the securities issued under the indenture) secured by liens upon Principal Properties not excepted by clauses (1) through (9), inclusive, of the first paragraph of the limitation on liens covenant described above, do not exceed 10% of the Consolidated Net Tangible Assets.

        "Funded Debt" means all debt maturing one year or more from the date of the creation thereof, all debt directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

        "Pari Passu Debt" means any of our Funded Debt, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Funded Debt, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Funded Debt shall be subordinated in right of payment to the securities issued under the indenture.

Additional Covenant

SEC reports; financial statements

        Regardless of whether we are then subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 (as amended), from and after the Issue Date of the notes, we will electronically file with the SEC, so long as the notes are outstanding, the annual, quarterly and other periodic reports that we are required to file (or would otherwise be required to file) with the SEC pursuant to Sections 13 and 15(d) of the Securities Exchange Act, and such documents will be filed with the SEC on or prior to the respective dates (the "Required Filing Dates") by which we are required to file (or would otherwise be required to file) such documents, unless, in each case, such filings are not then permitted by the SEC.

        If such filings are not then permitted by the SEC, or such filings are not generally available on the internet free of charge, from and after the Issue Date of the notes, we will provide the trustee with, and the trustee will mail to any holder of notes requesting in writing to the trustee copies of, each annual, quarterly and other periodic report specified in Sections 13 and 15(d) of the Securities Exchange Act within 15 days after its Required Filing Date.

Concerning the Trustee

        U.S. Bank National Association will act as indenture trustee, authenticating agent, security registrar and paying agent with respect to the notes.

Governing Law

        The indenture and the notes will be governed by and construed in accordance with the law of the State of New York.

DESCRIPTION OF OTHER INDEBTEDNESS

        As of January 7, 2008, we had outstanding $300 million of 4.625% notes due 2013, $275 million of 5.300% notes due 2014, $125 million of 5.125% notes due 2017 and $150 million of 6.750% notes due 2033. The 4.625% notes due 2013, 5.300% notes due 2014, 5.125% notes due 2017 and the 6.750% notes due 2033 have substantially similar terms, other than maturity and interest rate, to those of the notes described herein.

        We have a $600 million revolving credit facility. As of December 31, 2007, we had $0 in borrowings outstanding under our revolving credit facility but had committed $1.9 million to support outstanding letters of credit. Indebtedness under our revolving credit facility bears interest under one of two rate options, selected by us, equal to either (i) the greater of (a) the federal funds rate plus one half of one percent and (b) SunTrust Bank's prime rate or (ii) LIBOR, in each case plus an applicable margin. Our revolving credit facility has a maturity date of August 14, 2012. Borrowings under the credit facility are guaranteed by certain of our subsidiaries.

        Farm & Home has an existing $140 million revolving credit facility, which it uses primarily for inventory purchases. We have been informed by Farm & Home that there is currently in excess of $100 million in borrowings outstanding under the revolving credit facility. The Farm & Home credit facility is secured by all of Farm & Home's assets. Indebtedness under the Farm & Home credit facility bears interest under one of two rate options, selected by Farm & Home, equal to either (i) Univest National Bank and Trust Company's prime rate minus 0.50% or (ii) LIBOR plus an applicable margin. The Farm & Home credit facility has a maturity date of December 7, 2008. We expect to acquire Farm & Home with its existing credit facility, together with all borrowings outstanding thereunder as of the closing date, but we may subsequently replace that credit facility.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion summarizes the material U.S. federal income tax considerations and, in the case of non-U.S. holders (as defined below), U.S. federal estate tax considerations that may be relevant to the acquisition, ownership and disposition of the notes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations promulgated thereunder, judicial authority and administrative interpretations, as of the date of this document, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure you that the Internal Revenue Service, or IRS, will not challenge one or more of the tax consequences described in this discussion, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal tax consequences of acquiring, holding or disposing of the notes.

        In this discussion, we do not purport to address all tax considerations that may be important to a particular holder in light of the holder's circumstances, or to certain categories of investors that may be subject to special rules, such as financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, certain former citizens or long-term residents of the United States, or persons who hold the notes as part of a hedge, conversion transaction, straddle or other risk reduction transaction. This discussion is limited to holders who purchase the notes in this offering at a price equal to the issue price of the notes and who hold the notes as capital assets (generally, property held for investment). This discussion also does not address the tax considerations arising under the laws of any foreign, state, local, or other jurisdiction.

        Investors considering the purchase of notes are urged to consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the applicability and effect of state, local or foreign tax laws and tax treaties.

Tax consequences to U.S. holders

        You are a "U.S. holder" for purposes of this discussion if you are a beneficial owner of a note and you are for U.S. federal income tax purposes:

  •
  an individual who is a U.S. citizen or U.S. resident alien;

  •
  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

        If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership acquiring the notes, you are urged to consult your own tax advisor about the U.S. federal income tax consequences of acquiring, holding and disposing of the notes.

Interest on the notes

        The notes are not expected to be issued with "original issue discount" for U.S. federal income tax purposes. Accordingly, you will generally be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with your regular method of accounting for U.S. federal income tax purposes.

Disposition of notes

        You will generally recognize capital gain or loss on the sale, redemption, exchange, retirement or other taxable disposition of a note. This gain or loss will equal the difference between your adjusted tax basis in the note and the proceeds you receive, excluding any proceeds attributable to accrued interest which will be recognized as ordinary interest income to the extent you have not previously included the accrued interest in income. The proceeds you receive will include the amount of any cash and the fair market value of any other property received for the note. Your adjusted tax basis in the note will generally equal the amount you paid for the note. The gain or loss will be long-term capital gain or loss if you held the note for more than one year at the time of the sale, redemption, exchange, retirement or other taxable disposition. Long-term capital gains of individuals, estates and trusts generally are subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses may be subject to limitation.

Information reporting and backup withholding

        Information reporting will apply to payments of interest on, and the proceeds of the sale or other disposition of, notes held by you. These amounts generally must be reported to the IRS and to you. In addition, backup withholding (currently at a rate of 28%) may apply to such payments unless you provide the appropriate intermediary with a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establish an exemption from backup withholding. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, and a refund may be obtained if the amounts withheld exceed your actual U.S. federal income tax liability and you timely provide the required information or appropriate claim form to the IRS.

Tax consequences to non-U.S. holders

        You are a "non-U.S. holder" for purposes of this discussion if you are a beneficial owner of notes and you are not a U.S. holder or a partnership (including an entity treated as a partnership for U.S. federal income tax purposes).

Interest on the notes

        Payments of interest on the notes generally will be exempt from withholding of U.S. federal income tax under the "portfolio interest" exemption if you properly certify as to your foreign status as described below, and:

  •
  you do not own, actually or constructively, 10% or more of our capital or profits interests;

  •
  you are not a "controlled foreign corporation" that is related to us through sufficient equity ownership; and

  •
  interest on your notes is not effectively connected with your conduct of a trade or business in the United States.

        The portfolio interest exemption and several of the special rules for non-U.S. holders described below generally apply only if you appropriately certify as to your foreign status. You can generally meet this certification requirement by providing a properly executed IRS Form W-8BEN or appropriate substitute form to us, or our paying agent. If you hold the notes through a financial institution or other agent acting on your behalf, you may be required to provide appropriate certifications to the agent. Your agent will then generally be required to provide appropriate certifications to us or our paying agent, either directly or through other intermediaries. Special rules apply to foreign partnerships, estates and trusts, and in certain circumstances certifications as to foreign status of partners, trust owners or beneficiaries may have to be provided to us or our paying agent. In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the IRS.

        If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefit of a tax treaty, or the payments of interest are effectively connected with your conduct of a trade or business in the United States and you meet the certification requirements described below. Please read "Income or gain effectively connected with a U.S. trade or business."

Disposition of notes

        You generally will not be subject to U.S. federal income tax on any gain realized on the sale, redemption, exchange, retirement or other taxable disposition of a note unless:

  •
  the gain is effectively connected with the conduct by you of a U.S. trade or business (and, if an income tax treaty so requires, is treated as attributable to a permanent establishment in the United States); or

  •
  you are an individual who has been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met.

Income or gain effectively connected with a U.S. trade or business

        The preceding discussion of the tax consequences of the purchase, ownership and disposition of notes by you generally assumes that you are not engaged in a U.S. trade or business. If any interest on the notes or gain from the sale, exchange or other taxable disposition of the notes is effectively connected with a U.S. trade or business conducted by you, (and, if an income tax treaty so requires, is treated as attributable to a permanent establishment in the United States) then the income or gain will be subject to U.S. federal income tax at regular graduated income tax rates, but will not be subject to withholding tax if certain certification requirements are satisfied. You can generally meet the certification requirements by providing a properly executed IRS Form W-8ECI or appropriate substitute form to us, or our paying agent. If you are a corporation, that portion of your earnings and profits that is effectively connected with your U.S. trade or business may also be subject to a "branch profits tax" at a 30% rate, although an applicable tax treaty may provide for a lower rate.

U.S. federal estate tax

        If you are an individual and are not a resident of the United States (as specifically defined for U.S. federal estate tax purposes), the notes will not be included in your estate for U.S. federal estate tax purposes unless, at the time of your death, interest on the notes does not qualify for the portfolio interest exemption under the rules described above.

Information reporting and backup withholding

        Payments to you of interest on a note, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to you.

        U.S. backup withholding tax generally will not apply to payments of interest and principal on a note to a non-U.S. holder if the statement described in "Tax consequences to non-U.S. holders—Interest on the notes" is duly provided by the holder or the holder otherwise establishes an exemption, provided that neither we nor our paying agent has actual knowledge or reason to know that the holder is a United States person or that the conditions of any other exemptions are not in fact satisfied.

        Payment of the proceeds of a disposition of a note effected by the U.S. office of a U.S. or foreign broker will be subject to information reporting requirements and backup withholding unless you properly certify under penalties of perjury as to your foreign status and certain other conditions are met or you otherwise establish an exemption. Information reporting requirements and backup withholding generally will not apply to any payment of the proceeds of the disposition of a note effected outside the United States by a foreign office of a broker. However, unless such a broker has documentary evidence in its records that you are a non-U.S. holder and certain other conditions are met, or you otherwise establish an exemption, information reporting will apply to a payment of the proceeds of the disposition of a note effected outside the United States by such a broker if it:

  •
  is a United States person;

  •
  is a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a trade or business in the United States;

  •
  is a controlled foreign corporation for U.S. federal income tax purposes; or

  •
  is a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by United States persons or is engaged in the conduct of a U.S. trade or business.

        Any amount withheld under the backup withholding rules may be credited against your U.S. federal income tax liability and any excess may be refundable if the proper information is timely provided to the IRS.

        The preceding discussion of material U.S. federal income and estate tax considerations is for general information only and is not tax advice. We urge each prospective investor to consult its own tax advisor regarding the particular federal, state, local and foreign tax consequences of purchasing, holding, and disposing of our notes, including the consequences of any proposed change in applicable laws.

UNDERWRITING

        We and Lehman Brothers Inc. and SunTrust Robinson Humphrey, Inc., as representatives of the several underwriters, have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

Underwriters	Principal Amount of Notes
Lehman Brothers Inc.	$
SunTrust Robinson Humphrey, Inc.
Banc of America Securities LLC
BNP Paribas Securities Corp.
J.P. Morgan Securities Inc.
Lazard Capital Markets LLC
Morgan Stanley & Co. Incorporated
Greenwich Capital Markets, Inc.
Wells Fargo Securities, LLC

Total	$

        The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

        Notes sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the public offering price of up to            % of the principal amount of notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the public offering price of up to            % of the principal amount of notes. If all the notes are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms.

        Lazard Capital Markets LLC (or Lazard Capital Markets) has entered into an agreement with Mitsubishi UFJ Securities (USA), Inc. (or MUS(USA)) pursuant to which MUS(USA) provides certain advisory and/or other services to Lazard Capital Markets, including in respect of this offering. In return for the provision of such services by MUS(USA) to Lazard Capital Markets, Lazard Capital Markets will pay to MUS(USA) a mutually agreed upon fee.

        The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

        In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

        The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

        These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

        We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $250,000.

        We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933 as amended.

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Affiliates of all of the underwriters other than Lazard Capital Markets, as well as an affiliate of MUS(USA), are lenders under our revolving credit facility. An affiliate of Lehman Brothers Inc. owns an interest in BGH GP Holdings, LLC, which indirectly controls us through an ownership interest in our general partner, and Lehman Brothers Inc. acted as our exclusive financial advisor in connection with our pending acquisitions of all the equity interests in Lodi Gas and Farm & Home. Lehman Brothers Inc. also served as the sole underwriter in our August 2007 offering of 2,500,000 limited partnership units and our November 2007 offering of 2,000,000 limited partnership units.

LEGAL MATTERS

        The validity of the notes is being passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania, and Vinson & Elkins L.L.P., New York, New York. Certain legal matters will be passed upon for the underwriters by Andrews Kurth LLP, Houston, Texas.

EXPERTS

        The consolidated financial statements and management's report on the effectiveness of internal control over financial reporting incorporated in this prospectus supplement by reference from our Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)," as of December 31, 2006), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and other reports with and furnish other information to the Securities and Exchange Commission, or the SEC. You may read and copy any document we file with or furnish to the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are also available at the SEC's web site at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        The SEC allows us to "incorporate by reference" the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement. Information that we file later with the

SEC (which does not include any information furnished pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K) will automatically update and may replace information in this prospectus and information previously filed with the SEC. In addition to the documents listed in "Where You Can Find More Information" on page 4 of the accompanying base prospectus, we incorporate by reference the documents listed below:

  •
  Annual Report on Form 10-K for the year ended December 31, 2006;

  •
  Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007; and

  •
  Current Reports on Form 8-K dated March 1, 2007 (excluding Exhibit 99.1 thereto), March 26, 2007, April 5, 2007 (excluding Exhibit 99.1 thereto), June 27, 2007 (excluding Exhibit 99.1 thereto), July 20, 2007, July 23, 2007, July 24, 2007 (excluding Exhibit 99.1 thereto), July 27, 2007, August 6, 2007, August 28, 2007, September 20, 2007, October 4, 2007, October 26, 2007 (excluding Exhibit 99.1 thereto), December 3, 2007, December 21, 2007 (excluding Exhibit 99.1 thereto), December 26, 2007 (excluding Exhibit 99.1 thereto) and January 2, 2008.

        If information in incorporated documents conflicts with information in this prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

        You may request a copy of any document incorporated by reference in this prospectus, at no cost, by writing or calling us at the following address or telephone number:

      Five TEK Park
      9999 Hamilton Blvd.
      Breinigsville, Pennsylvania 18031
      (610) 904-4000
      Attn: Investor Relations

        You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying base prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus supplement or the accompanying base prospectus is accurate as of any date other than the date on the front of each document.

Prospectus

$1,000,000,000

Buckeye Partners, L.P.

LIMITED PARTNERSHIP UNITS
DEBT SECURITIES

        We, Buckeye Partners, L.P., may offer up to $1,000,000,000 aggregate initial offering price or principal amount of limited partnership units and debt securities from time to time. This prospectus describes the general terms of, and the general manner in which we will offer, these securities. The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will also describe the specific manner in which we will offer the securities.

        Our limited partnership units are listed on the New York Stock Exchange under the symbol "BPL."

        You should carefully consider the risk factors beginning on page 5 of this prospectus before you make an investment in our securities.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The date of this prospectus is October 27, 2005

BUCKEYE PARTNERS, L.P.

        Buckeye Partners, L.P. (referred to herein as "we," "us" or the "Partnership"), is a publicly traded master limited partnership organized in 1986 under the laws of the State of Delaware. Our principal line of business is the transportation, terminalling and storage of refined petroleum products in the United States for major integrated oil companies, large refined products marketing companies and major end users of petroleum products on a fee basis through facilities that we own and operate.

        We own and operate one of the largest independent refined petroleum products pipeline systems in the United States in terms of volumes delivered, with approximately 4,900 miles of pipeline serving 13 states. We also operate approximately 1,300 miles of pipeline under agreements with major oil and chemical companies. Further, we own and operate 42 refined petroleum products terminals with aggregate storage capacity of approximately 16.7 million barrels in Illinois, Indiana, Massachusetts, Michigan, Missouri, New York, Ohio and Pennsylvania.

        Our pipelines service approximately 100 delivery locations. We transport refined petroleum products including gasoline, turbine fuel, diesel fuel, heating oil and kerosene from major supply sources to terminals and airports located within major end-use markets. We also transport other refined products, such as propane and butane, refinery feedstocks and blending components. Our transportation services are typically provided on a common-carrier basis under published tariffs for our customers. Our geographical diversity, connections to multiple sources of supply and extensive delivery system help create a stable base business. We are not affiliated with oil companies or refined product marketing companies and generally do not own the petroleum products that we transport.

        Our sole general partner, Buckeye GP LLC, a Delaware limited liability company, is indirectly owned by Carlyle/Riverstone Global Energy and Power Fund II, L.P., or Carlyle/Riverstone, and certain members of the general partner's management through MainLine L.P., a Delaware limited partnership, and MainLine Sub LLC, a Delaware limited liability company. Carlyle/Riverstone also owns, through affiliates, an interest in Magellan Midstream Holdings, L.P., which owns the general partner interest in Magellan Midstream Partners, L.P., or Magellan Partners, a publicly-owned limited partnership that was formerly known as Williams Energy Partners, L.P.

        Each of the Partnership, our general partner, MainLine L.P. and MainLine Sub LLC is a legally distinct entity, with its own assets, debts, obligations and liabilities. The Partnership is not liable for the separate debts, obligations or liabilities of Mainline Sub LLC or MainLine L.P. and has not pledged its assets to secure any such debts, obligations or liabilities.

        Although the Partnership and Magellan Partners do not have extensive competing operations, the Partnership does compete directly with Magellan Partners and perhaps other entities in which Carlyle/Riverstone or its affiliates have an interest, for acquisition opportunities throughout the United States and potentially will compete with Magellan Partners and these other entities for new business or extensions of the existing services provided by our operating subsidiaries. Moreover, the Partnership, on one hand, and Magellan Partners or other entities in which Carlyle/Riverstone or its affiliates have an interest, on the other hand, may contract with one another for the purchase and sale of goods or services. As a result of these actual and potential conflicts of interest, the board of directors of our general partner has adopted a conflicts of interest policy and related procedures and has required directors who are affiliated with Carlyle/Riverstone or its affiliates to adopt appropriate procedures to protect the Partnership's proprietary and confidential information. When any director becomes aware of an actual or potential conflict of interest, that director is required to disclose such conflict to the board of directors promptly and the board will determine what actions, if any, should be taken to protect the interests of the Partnership. In certain circumstances, a director will be required to recuse himself from the board's deliberations and any vote on any matter that is the subject of such actual or potential conflict of interest. The conflict of interest policy and procedures are administered by the audit committee of the board of directors of our general partner, acting pursuant to their authority under Section 7.9 of the Partnership's limited partnership agreement.

        We currently conduct all of our operations through the following six subsidiaries, which we refer to as our operating subsidiaries:

  •
  Buckeye Pipe Line Company, L.P., or Buckeye Pipe Line, owns a 2,643-mile interstate common carrier refined petroleum products pipeline serving major population centers in nine Midwest and East Coast states.

  •
  Laurel Pipe Line Company, L.P., or Laurel, owns a 345-mile intrastate common carrier refined products pipeline connecting five Philadelphia area refineries to 14 delivery points across Pennsylvania.

  •
  Wood River Pipe Lines LLC, or Wood River, owns five refined petroleum products pipelines with aggregate mileage of approximately 900 miles located in Illinois, Indiana, Missouri and Ohio. We acquired these pipelines from Shell Oil Products U.S., or Shell, in October 2004.

  •
  Buckeye Pipe Line Transportation LLC, or Transportation, owns five refined petroleum products pipelines with aggregate mileage of approximately 478 miles located in New Jersey, New York and Pennsylvania that we recently acquired from affiliates of Exxon Mobil Corporation, or ExxonMobil.

  •
  Everglades Pipe Line Company, L.P., or Everglades, owns a 37-mile intrastate common carrier refined petroleum products pipeline connecting Port Everglades, Florida to Ft. Lauderdale Hollywood International Airport and Miami International Airport.

  •
  Buckeye Pipe Line Holdings, L.P., or BPH, collectively with its subsidiaries, owns (or in certain instances leases from our other subsidiaries) and operates 42 refined petroleum products terminals with aggregate storage capacity of approximately 16.7 million barrels, owns interests in 535 miles of pipeline in the Midwest and West Coast, operates pipelines in the Gulf Coast region and holds a minority stock interest in a Midwest products pipeline and a minority partnership interest in a natural gas liquids pipeline system.

        In addition to being our general partner, Buckeye GP LLC is the general partner of Buckeye Pipe Line, Laurel, Everglades and BPH, which we refer to herein as our operating partnerships. We own an approximate 99% limited partnership interest in each of our operating partnerships. Buckeye GP LLC owns approximately a 1% general partnership interest in each of our operating partnerships and in the Partnership, for an effective interest in the Partnership of approximately 2%.

        Our principal executive offices are located at 5002 Buckeye Road, P. O. Box 368, Emmaus, Pennsylvania, telephone (484) 232-4000. Our website may be accessed at www.buckeye.com. Neither the contents of our website, nor of any other website that may be accessed from our website, are incorporated in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and other reports with and furnish other information to the Securities and Exchange Commission, or the SEC. You may read and copy any document we file with or furnish to the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

        We also provide information to the New York Stock Exchange because our limited partnership units are traded on the New York Stock Exchange. You may obtain reports and other information at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

        The SEC allows us to "incorporate by reference" the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K) will automatically update and may replace information in this prospectus and information previously filed with the SEC. We incorporate by reference the documents listed below:

  •
  our annual report on Form 10-K, as amended, for the year ended December 31, 2004;

  •
  our quarterly reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005;

  •
  our Current Reports on Form 8-K filed January 4, 2005, January 21, 2005 (excluding information furnished pursuant to Item 7.01 and Exhibit 99.1 thereto), January 31, 2005 (excluding information furnished pursuant to Item 2.02 and Exhibit 99.1 thereto), February 4, 2005, April 4, 2005, May 5, 2005 (excluding information furnished pursuant to Item 7.01 and Exhibit 99.1 thereto); May 13, 2005, and June 30, 2005; and

  •
  all documents that we file under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the Registration Statement.

        If information in incorporated documents conflicts with information in this prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

        You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

    5002 Buckeye Road
    P. O. Box 368
    Emmaus, Pennsylvania 18049
    (484) 232-4000
    Attention: Investor Relations

        You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus and the accompanying prospectus supplement. We are offering to sell the securities, and seeking offers to buy the securities, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus and in any accompanying prospectus supplement is accurate only as of the date of this prospectus and the date of the accompanying prospectus supplement, regardless of the time of delivery of this prospectus and any accompanying prospectus supplement or any sales of the securities.

RISK FACTORS

        Before you invest in our securities, you should be aware that there are various risks in such an investment, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference in this document before purchasing our securities.

Risks Inherent to our Business

  Changes in petroleum demand and distribution may adversely affect our business.

        Demand for the service provided by our operating subsidiaries depends upon the demand for petroleum products in the regions served. Prevailing economic conditions, price and weather affect the demand for petroleum products. Changes in transportation and travel patterns in the areas served by our pipelines also affect the demand for petroleum products because a substantial portion of the refined petroleum products transported by our pipelines is ultimately used as fuel for motor vehicles and aircraft. If these factors result in a decline in demand for petroleum products, the business of our operating subsidiaries would be particularly susceptible to adverse effects because they operate without the benefit of either exclusive franchises from government entities or long term contracts.

        Energy conservation, changing sources of supply, structural changes in the oil industry and new energy technologies also could adversely affect our business. We cannot predict or control the effect of each of these factors on us or our operating subsidiaries.

        Our operating subsidiaries' rate structures are subject to regulation and change by the Federal Energy Regulatory Commission.

        Buckeye Pipe Line, Wood River, Transportation and Norco Pipe Line Company, LLC, or Norco, a subsidiary of BPH, are interstate common carriers regulated by the Federal Energy Regulatory Commission, or FERC, under the Interstate Commerce Act and the Department of Energy Organization Act. The FERC's primary ratemaking methodology is price indexing. This methodology is used to establish rates on the pipelines owned by Wood River, Transportation and Norco. The indexing method allows a pipeline to increase its rates by a percentage equal to the change in the annual producer price index for finished goods, or PPI. If the PPI is negative, we could be required to reduce the rates charged by Wood River, Transportation and Norco if they exceed the new maximum allowable rate. In addition, changes in the PPI might not be large enough to fully reflect actual increases in the costs associated with these pipelines.

        Buckeye Pipe Line presently is authorized to charge rates set by market forces, subject to limitations, rather than by reference to costs historically incurred by the pipeline, in 15 regions and metropolitan areas. The Buckeye program is an exception to the generic oil pipeline regulations the FERC issued under the Energy Policy Act of 1992. The generic rules rely primarily on an index methodology that allows a pipeline to change its rates in accordance with an index that the FERC believes reflects cost changes appropriate for application to pipeline rates. In the alternative, a pipeline is allowed to charge market-based rates if the pipeline establishes that it does not possess significant market power in a particular market.

        The Buckeye rate program was reevaluated by the FERC in July 2000, and was allowed to continue with no material changes. We cannot predict the impact, if any, that a change in the FERC's method of regulating Buckeye Pipe Line would have on our operations, financial condition or results of operations.

        Our partnership status may be a disadvantage to us in calculating cost of service for rate-making purposes.

        In the past, the FERC ruled that pass-through entities, like us, may not claim an income tax allowance for income attributable to non-corporate limited partners in justifying the reasonableness of their rates. Further, in a 2004 decision involving an unrelated pipeline limited partnership, the United States Court of Appeals for the District of Columbia Circuit overruled a prior FERC decision allowing a limited partnership to claim a partial income tax allowance in an opinion that suggested that in the future a limited partnership may not be able to claim any income tax allowance despite being partially owned by a corporation. On December 2, 2004, the FERC issued a Notice of Inquiry (Docket No. PL05-5) seeking comments regarding whether the 2004 Appeals Court decision applies only to the specific facts of that case, or whether it applies more broadly, and, if the latter, what effect that ruling might have on energy infrastructure investments. On May 4, 2005, the FERC adopted a policy statement in Docket No. PL05-5, providing that all entities owning public utility assets—oil and gas pipelines and electric utilities—would be permitted to include an income tax allowance in their cost-of-service rates to reflect the actual or potential income tax liability attributable to their public utility income, regardless of the form of ownership. Any pass-through entity seeking an income tax allowance would have to establish that its partners or members have an actual or potential income tax obligation on the entity's public utility income. The FERC expressed the intent to implement its policy in individual cases as they arise. We expect the final adoption and implementation by FERC of the policy statement in individual cases will be subject to review by the United States Court of Appeals.

  Environmental regulation may impose significant costs and liabilities on us.

        Our operating subsidiaries are subject to federal, state and local laws and regulations relating to the protection of the environment. Risks of substantial environmental liabilities are inherent in pipeline operations, and we cannot assure you that the operating subsidiaries will not incur material environmental liabilities. Additionally, our costs could increase significantly and we could face substantial liabilities, if, among other developments:

  •
  environmental laws, regulations and enforcement policies become more rigorous; or

  •
  claims for property damage or personal injury resulting from the operations of the operating subsidiaries are filed.

        Existing or future state or federal government regulations banning or restricting the use of MTBE in gasoline and requiring the use of ultra low-sulfur diesel fuel could adversely affect our results of operations, thereby reducing our ability to make distributions to unitholders or service our debt obligations.

        Our pipelines transport gasoline containing MTBE, an oxygenate used extensively to reduce motor vehicle tailpipe emissions. In response to concerns about MTBE's adverse impact on ground or surface water, many states, including New York and Connecticut, have banned or restricted the use of MTBE in gasoline. Other states are considering bans or restrictions on MTBE or opting out of the EPA's reformulated gasoline program, either of which events would reduce the use of MTBE. The phase-out of MTBE may result in a reduction in gasoline volumes delivered by our pipelines. In addition, any ban or restriction on the use of MTBE may lead to the greater use of ethanol. Unlike MTBE, which can be blended in gasoline at the refinery, ethanol is blended at the terminal and is not transported by pipelines. Any revenues we would receive for blending ethanol might not offset the loss of revenues we would suffer from the reduced volumes transported in our pipelines.

        We are unable to quantify the amount by which our transportation volumes might be affected by the phase-out of MTBE. In addition, new requirements for the use of ultra low-sulfur diesel fuel, which will be phased in commencing in 2006 through 2010, could require significant capital expenditures at certain locations in order to permit our facilities to handle this new product grade. At this time we are unable to predict the timing or amount of capital or operating expenditures that would be required to enable us to transport and store ultra low-sulfur diesel fuel.

        Department of Transportation regulations may impose significant costs and liabilities on us.

        The operating subsidiaries' pipeline operations are subject to regulation by the Department of Transportation. These regulations require, among other things, that pipeline operators engage in a regular program of pipeline integrity testing to assess, evaluate, repair and validate the integrity of their pipelines, which, in the event of a leak or failure, could affect populated areas, unusually sensitive environmental areas, or commercially navigable waterways. In response to these regulations, the operating subsidiaries conduct pipeline integrity tests on an ongoing and regular basis. Depending on the results of these integrity tests, the operating subsidiaries could incur significant and unexpected capital and operating expenditures, not accounted for in anticipated capital or operating budgets, in order to repair such pipelines to ensure their continued safe and reliable operation.

  Terrorist attacks could adversely affect our business.

        Since the attacks of September 11, 2001, the United States government has issued warnings that energy assets, specifically our nation's pipeline infrastructure, may be the future target of terrorist organizations. These developments have subjected our operations to increased risks. Any future terrorist attack on our facilities, those of our customers and, in some cases, those of other pipelines, refineries or terminals, could have a material adverse effect on our business.

        Our operations are subject to operational hazards and unforeseen interruptions for which we may not be adequately insured.

        Our operations are subject to operational hazards and unforeseen interruptions such as natural disasters, adverse weather, accidents, fires, explosions, hazardous materials releases, and other events beyond our control. These events might result in a loss of equipment or life, injury, or extensive property damage, as well as an interruption in our operations. Our operating subsidiaries' operations are currently covered by property, casualty, workers' compensation and environmental insurance policies. In the future, however, we may not be able to maintain or obtain insurance of the type and amount desired at reasonable rates. As a result of market conditions, premiums and deductibles for certain insurance policies have increased substantially, and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, insurance carriers are now requiring broad exclusions for losses due to war risk and terrorist acts. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position, thereby reducing our ability to make distributions to unitholders, or payments to debt holders.

  Competition could adversely affect our operating results.

        Generally, pipelines are the lowest cost method for long-haul overland movement of refined petroleum products. Therefore, our most significant competitors for large volume shipments are other existing pipelines, many of which are owned and operated by major integrated oil companies. In addition, new pipelines (including pipeline segments that connect with existing pipeline systems) could be built to effectively compete with us in particular locations.

        We compete with marine transportation in some areas. Tankers and barges on the Great Lakes account for some of the volume to certain Michigan, Ohio and upstate New York locations during the approximately eight non-winter months of the year. Barges are presently a competitive factor for deliveries to the New York City area, the Pittsburgh area, Connecticut and Ohio.

        Trucks competitively deliver product in a number of areas that we serve. While their costs may not be competitive for longer hauls or large volume shipments, trucks compete effectively for incremental and marginal volumes in many areas that we serve. The availability of truck transportation places a significant competitive constraint on our ability to increase our operating subsidiaries' tariff rates.

        Privately arranged exchanges of product between marketers in different locations are an increasing but non-quantified form of competition. Generally, these exchanges reduce both parties' costs by eliminating or reducing transportation charges. In addition, consolidation among refiners and marketers that has accelerated in recent years has altered distribution patterns, reducing demand for transportation services in some markets and increasing them in other markets.

        Mergers among our customers and competitors could result in lower volumes being shipped on our pipelines and stored in our terminals, thereby reducing the amount of cash we generate.

        Mergers between existing customers could provide strong economic incentives for the combined entities to utilize their existing pipeline and terminal systems instead of ours. As a result, we could lose some or all of the volumes and associated revenues from these customers and we could experience difficulty in replacing those lost volumes and revenues. Because most of our operating costs are fixed, a reduction in volumes would result in not only a reduction of revenues, but also a decline in net income and cash flow of a similar magnitude, which would reduce our ability to meet our financial obligations and pay cash distributions.

        We are a holding company and depend entirely on our operating subsidiaries' distributions to service our debt obligations and pay cash distributions to our unitholders.

        We are a holding company with no material operations. If we do not receive cash distributions from our operating subsidiaries, we will not be able to meet our debt service obligations or to make cash distributions to our unitholders. Among other things, this would adversely affect the market price of our limited partnership units. We are currently bound by the terms of a revolving credit facility which prohibits us from making distributions to our unitholders if a default under the credit facility exists at the time of the distribution or would result from the distribution. Our operating subsidiaries may from time to time incur additional indebtedness under agreements that contain restrictions which could further limit each operating subsidiary's ability to make distributions to us.

        We may not be able to realize the expected benefits of our recent acquisition of the Midwest pipelines and terminals from Shell or the Paulsboro pipelines and terminals from ExxonMobil, and the integration of these assets into our operations may be more costly than anticipated.

        Our estimates regarding the earnings, operating cash flow, capital expenditures and liability resulting from our acquisition of certain Midwest pipelines and terminals from Shell in October 2004 and certain pipelines and terminals from ExxonMobil in May 2005 may prove to be incorrect. We may not be able to generate significant additional throughput on these assets from third parties other than Shell or ExxonMobil. Further, the competitive pressures in the markets served by the newly acquired assets may be more severe than anticipated. In addition, we may not be able to connect to other pipelines or implement expansion projects on an economic basis. As a result, our financial position and results of operations could be adversely affected.

        We may also face difficulties integrating the pipelines and terminals we acquired from Shell and ExxonMobil into our operations on an efficient and timely basis, resulting in significantly higher costs to us than anticipated and thus adversely affecting our financial position and results of operations. During the transition of operational control of these assets from Shell and ExxonMobil to us, we may experience unforeseen operating difficulties as we integrate the acquired assets into our existing operations, including difficulties (i) integrating the financial, technological and management standards, processes, procedures and controls of the acquired assets with those of our existing operations; (ii) managing the increased scope and complexity of our operations; and (iii) mitigating contingent and/or assumed liabilities.

        We may incur liabilities from assets we have acquired. These costs and liabilities may not be covered by indemnification rights we have against the sellers of the assets.

        Some of the assets we have acquired have been used for many years to distribute, store or transport petroleum products. Releases may have occurred prior to our acquisition from terminals or along pipeline rights-of-way that require remediation. In addition, releases may have occurred in the past that have not yet been discovered, which could require costly future remediation. If a significant release or event occurred in the past the liability for which was not retained by the seller or for which indemnification from the seller is not available, it could adversely affect our financial position and results of operations.

        A decline in production at the ConocoPhillips Wood River refinery could materially reduce the volume of refined petroleum products we transport.

        A decline in production at the ConocoPhillips Wood River refinery could materially reduce the volume of refined petroleum products we transport on certain of the pipelines owned by Wood River. As a result, our revenues and, therefore, our ability to pay cash distributions on our units could be adversely affected. The ConocoPhillips Wood River refinery could partially or completely shut down its operations, temporarily or permanently, due to factors affecting its ability to produce refined petroleum products such as:

  •
  unscheduled maintenance or catastrophic events, such as a fire, flood, explosion or power outage;

  •
  labor difficulties that result in a work stoppage or slowdown;

  •
  environmental proceedings or other litigation that require the halting of all or a portion of the operations the refinery; or

  •
  legislation or regulation that adversely impacts the economics of refinery operations.

        Potential future acquisitions and expansions, if any, may affect our business by substantially increasing the level of our indebtedness and contingent liabilities and increasing our risks of being unable to effectively integrate these new operations.

        From time to time, we evaluate and acquire assets and businesses that we believe complement our existing assets and businesses. Acquisitions may require substantial capital or the incurrence of substantial indebtedness. If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and you will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

        Acquisitions and business expansions involve numerous risks, including difficulties in the assimilation of the assets and operations of the acquired businesses, inefficiencies and difficulties that arise because of unfamiliarity with new assets and the businesses associated with them and new geographic areas and the diversion of management's attention from other business concerns. Further, unexpected costs and challenges may arise whenever businesses with different operations or management are combined, and we may experience unanticipated delays in realizing the benefits of an acquisition. Following an acquisition, we may discover previously unknown liabilities associated with the acquired business for which we have no recourse under applicable indemnification provisions.

  Any debt securities will be junior to our operating subsidiaries' debt.

        The debt securities will be issued by the Partnership and will be structurally subordinated to the claims of our operating subsidiaries' creditors. Holders of the debt securities will not be creditors of our operating subsidiaries. The claims to the assets of our operating subsidiaries derive from our own ownership interests in those operating subsidiaries. Claims of our operating subsidiaries' creditors will generally have priority as to the assets of our operating subsidiaries over our own ownership interest claims and will therefore have priority over the holders of our debt, including the debt securities. Our operating subsidiaries' creditors may include:

  •
  general creditors;

  •
  trade creditors;

  •
  secured creditors;

  •
  taxing authorities; and

  •
  creditors holding guarantees.

Risks Relating to Partnership Structure

        We may sell additional limited partnership units, diluting existing interests of unitholders.

        Our partnership agreement allows us to issue additional limited partnership units and certain other equity securities without unitholder approval. There is no limit on the total number of limited partnership units and other equity securities we may issue. When we issue additional limited partnership units or other equity securities, the proportionate partnership interest of our existing unitholders will decrease. The issuance could negatively affect the amount of cash distributed to unitholders and the market price of the limited partnership units. Issuance of additional units will also diminish the relative voting strength of the previously outstanding units.

  Our general partner and its affiliates may have conflicts with the Partnership.

        The directors and officers of our general partner and its affiliates have fiduciary duties to manage the general partner in a manner that is beneficial to its sole member. At the same time, the general partner has fiduciary duties to manage the Partnership in a manner that is beneficial to our partners. Therefore, the general partner's duties to us may conflict with the duties of its officers and directors to its sole member.

        Such conflicts may arise from, among others, the following factors:

  •
  decisions by our general partner regarding the amount and timing of our cash expenditures, borrowings and issuances of additional limited partnership units or other securities can affect the amount of incentive compensation payments we make to the parent company of our general partner;

  •
  under our partnership agreement we reimburse the general partner for the costs of managing and operating the Partnership; and

  •
  under our partnership agreement, it is not a breach of our general partner's fiduciary duties for affiliates of our general partner to engage in activities that compete with us.

        Specifically, our general partner is owned by an affiliate of Carlyle/Riverstone, which also owns, through affiliates, an interest in the general partner of Magellan Partners, and by certain members of our general partner's management. Although neither the Partnership nor Magellan Partners have extensive operations in the geographic areas primarily served by the other entity, the Partnership will compete directly with Magellan Partners and perhaps other entities in which Carlyle/Riverstone or its affiliates have an interest for acquisition opportunities throughout the United States and potentially will compete with Magellan Partners and these other entities for new business or extensions of the existing services provided by our operating subsidiaries, creating actual and potential conflicts of interest between the Partnership and affiliates of our general partner.

        The owner of our general partner has a substantial amount of debt. A default under such debt could result in a change of control of our general partner which would be an event of default under our revolving credit facility.

        MainLine L.P., or Mainline, the indirect owner of our general partner, financed its purchase of MainLine Sub LLC, or MainLine Sub, the owner of our general partner, through a combination of equity capital and the proceeds from a senior secured credit and guaranty agreement. MainLine's existing credit and guaranty agreement is secured by pledges of substantially all of the assets of MainLine and MainLine Sub, including the interest in our general partner. MainLine's indebtedness under its credit and guaranty agreement is rated BB- by S&P and Ba3 by Moody's. If MainLine were to default on its obligations under its credit and guaranty agreement, its lenders could exercise their rights under these pledges which could result in a change of control of our general partner and a change of control of us. A change of control would constitute an event of default under our revolving credit facility and require the administrative agent, upon request of the lenders providing a majority of the loan commitments or outstanding loan amounts, to declare all amounts payable by us under our revolving credit facility immediately due and payable.

  Unitholders have limited voting rights and control of management.

        Our general partner manages and controls our activities and the activities of our operating partnerships. Unitholders have no right to elect the general partner or the directors of the general partner on an annual or other ongoing basis. However, if the general partner resigns or is removed, its successor must be elected by holders of a majority of the limited partnership units. Unitholders may remove the general partner only by a vote of the holders of at least 80% of the limited partnership units and only after receiving certain state regulatory approvals required for the transfer of control of a public utility. As a result, unitholders will have limited influence on matters affecting our operations, and third parties may find it difficult to gain control of us or influence our actions.

  Our partnership agreement limits the liability of our general partner.

        Our general partner owes fiduciary duties to our unitholders. Provisions of our partnership agreement and the partnership agreements for each of our operating partnerships, however, contain language limiting the liability of the general partner to the unitholders for actions or omissions taken in good faith which do not involve gross negligence or willful misconduct. In addition, the partnership agreements grant broad rights of indemnification to the general partner and its directors, officers, employees and affiliates.

  Unitholders may not have limited liability in some circumstances.

        The limitations on the liability of holders of limited partnership interests for the obligations of a limited partnership have not been clearly established in some states. If it were determined that we had been conducting business in any state without compliance with the applicable limited partnership statute, or that the unitholders as a group took any action pursuant to our partnership agreement that constituted participation in the "control" of our business, then the unitholders could be held liable under some circumstances for our obligations to the same extent as a general partner.

        Under applicable state law, our general partner has unlimited liability for our obligations, including our debts and environmental liabilities, if any, except for our contractual obligations that are expressly made without recourse to the general partner.

        In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that under some circumstances a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution.

        Cost reimbursements for management fees and certain other expenses due to MainLine Sub and our general partner may be substantial and could reduce our cash available for distributions.

        Prior to making any distribution to unitholders, we will reimburse our general partner for certain expenses incurred in connection with its general partner duties and MainLine Sub for certain expenses incurred while performing services for our general partner. MainLine Sub is entitled to receive an annual management fee for functions it provides to our general partner pursuant to a management agreement between MainLine Sub and our general partner. This management fee includes a senior administrative charge and reimbursement for certain costs and expenses. The disinterested directors of our general partner approve the amount of the management fee on an annual basis. In recognition of increased services from MainLine Sub in the form of assistance with business development opportunities, financing strategies, insurance, investment banking and corporate development advice, the disinterested directors of our general partner have approved a senior administrative charge for 2005 of $1.9 million, and MainLine Sub has agreed not to request an additional increase in the senior administrative charge for calendar years 2005 and 2006 (other than adjustments for inflation capped at the Consumer Price Index) unless there is a material change in the nature of the services rendered to our general partner by MainLine Sub. The payment of management fees and the reimbursement of expenses could adversely affect our ability to pay cash distributions.

Tax Risks to Unitholders

        The IRS could treat us as a corporation for tax purposes or changes in law could subject us to entity-level taxation, which would substantially reduce the cash available for distribution to holders of limited partnership units.

        The availability to a unitholder of the federal income tax benefits of an investment in the limited partnership units depends, in large part, on our classification as a partnership for federal income tax purposes. No ruling from the Internal Revenue Service, or the IRS, as to this status has been or is expected to be requested. We are instead relying on the opinion of Morgan, Lewis & Bockius LLP, which is not binding on the IRS.

        If we were classified as a corporation for federal income tax purposes, we would be required to pay tax on our income at corporate tax rates (currently a 35% federal rate), and distributions received by the unitholders would generally be taxed a second time as corporate distributions. Because a tax would be imposed upon us as an entity, the cash available for distribution to the unitholders would be substantially reduced. Treatment of us as a corporation would cause a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of the limited partnership units.

        The law could be changed so as to cause us to be treated as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. Further, because of budgetary considerations, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. If any state were to impose a tax on us, the cash available for distribution to you would be reduced.

        A successful IRS contest of the federal income tax positions that we take may adversely affect the market for limited partnership units.

        We have not requested a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes, the classification of any of the revenue from our operations as "qualifying income" under Section 7704 of the Internal Revenue Code, or any other matter affecting us. Accordingly, the IRS may adopt positions that differ from the conclusions expressed in this prospectus or the positions taken by us. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of such conclusions or the positions taken by us. A court may not concur with some or all of our positions. Any contest with the IRS may materially and adversely impact the market for the limited partnership units and the prices at which they trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and our general partner.

        Holders of limited partnership units may be required to pay taxes even if they do not receive any cash distributions.

        A unitholder will be required to pay federal income taxes and, in some cases, state and local income taxes on the unitholder's allocable share of our income, even if the unitholder receives no cash distributions from us. We cannot guarantee that a unitholder will receive cash distributions equal to the unitholder's allocable share of our taxable income or even the tax liability to the unitholder resulting from that income. Further, a unitholder may incur a tax liability, in excess of the amount of cash received, upon the sale of the unitholder's limited partnership units.

        Ownership of limited partnership units may have adverse tax consequences for tax-exempt organizations and certain other investors.

        Investment in limited partnership units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues unique to them. For example, virtually all of our taxable income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and thus will be taxable to the unitholder. Recent legislation treats net income derived from the ownership of certain publicly traded partnerships (including us) as qualifying income to a regulated investment company. However, this legislation is only effective for taxable years beginning after October 22, 2004, the date of enactment, and limits a regulated investment company's ownership of interests in one or more publicly traded partnerships to no more than 25% of its total assets. For taxable years beginning on or before the date of enactment, very little of our income will be qualifying income to a regulated investment company. Distributions to foreign persons will be reduced by withholding taxes.

        There are limits on the deductibility of losses that may adversely affect holders of limited partnership units.

        In the case of taxpayers subject to the passive loss rules (generally, individuals and closely-held corporations), any losses generated by us will only be available to offset our future income and cannot be used to offset income from other activities, including other passive activities or investments. Unused losses may be deducted when the unitholder disposes of the unitholder's entire investment in us in a fully taxable transaction with an unrelated party. A unitholder's share of our net passive income may be offset by unused losses from us carried over from prior years, but not by losses from other passive activities, including losses from other publicly traded partnerships.

        Tax gain or loss on disposition of limited partnership units could be different than expected.

        A unitholder who sells limited partnership units will recognize the gain or loss equal to the difference between the amount realized, including the unitholder's share of our nonrecourse liabilities, and the unitholder's adjusted tax basis in the limited partnership units. Prior distributions in excess of cumulative net taxable income allocated for a limited partnership unit which decreased a unitholder's tax basis in that limited partnership unit will, in effect, become taxable income if the limited partnership unit is sold at a price greater than the unitholder's tax basis in that limited partnership unit, even if the price is less than the unit's original cost. A portion of the amount realized, whether or not representing gain, may be ordinary income. Furthermore, should the IRS successfully contest some conventions used by us, a unitholder could recognize more gain on the sale of limited partnership units than would be the case under those conventions, without the benefit of decreased income in prior years.

        The reporting of partnership tax information is complicated and subject to audits.

        We will furnish each unitholder with a Schedule K-1 that sets forth the unitholder's share of our income, gains, losses and deductions. In preparing these schedules, we will use various accounting and reporting conventions and adopt various depreciation and amortization methods. We cannot guarantee that these schedules will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, our tax return may be audited, which could result in an audit of a unitholder's individual tax return and increased liabilities for taxes because of adjustments resulting from the audit.

        There is a possibility of loss of tax benefits relating to nonconformity of limited partnership units and nonconforming depreciation conventions.

        Because we cannot match transferors and transferees of limited partnership units, uniformity of the tax characteristics of the limited partnership units to a purchaser of limited partnership units of the same class must be maintained. To maintain uniformity and for other reasons, we have adopted certain depreciation and amortization conventions which we believe conform to Treasury Regulations under Section 743(b) of the Internal Revenue Code. A successful challenge to those conventions by the IRS could adversely affect the amount of tax benefits available to a purchaser of limited partnership units and could have a negative impact on the value of the limited partnership units.

        Holders of limited partnership units will likely be subject to state, local and other taxes in states where holders of limited partnership units live or as a result of an investment in the limited partnership units.

        In addition to United States federal income taxes, unitholders will likely be subject to other taxes, such as state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which the unitholder resides or in which we do business or own property. A unitholder will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. It is the responsibility of each unitholder to file all applicable United States federal, state, local and foreign tax returns. Morgan, Lewis & Bockius LLP has not rendered an opinion on the tax consequences of an investment in us other than with regard to the United States federal income tax consequences.

        Holders of limited partnership units may have negative tax consequences if we default on our debt or sell assets.

        If we default on any of our debt, the lenders will have the right to sue us for non-payment. This could cause an investment loss and negative tax consequences for unitholders through the realization of taxable income by unitholders without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, our unitholders could have increased taxable income without a corresponding cash distribution.

Risks Related to the Debt Securities

        The debt securities will be unsecured obligations. As such, the debt securities will be effectively junior to any secured debt we may have, to the existing and future debt and other liabilities of our subsidiaries that do not guarantee the debt securities and to the existing and future secured debt of any subsidiaries that guarantee the debt securities.

        The debt securities will be unsecured debt and will rank equally in right of payment with all of our other existing and future unsubordinated debt. The debt securities will be effectively junior to all our future secured debt, to the existing and future debt of our subsidiaries that do not guarantee the debt securities and to the secured debt of any subsidiaries that guarantee the debt securities. Initially, there will be no subsidiary guarantors for the debt securities, and there may be none in the future. Since our operating subsidiaries will likely not guarantee the debt securities, the debt securities will be effectively subordinated to all debt of our operating subsidiaries.

        If we are involved in any dissolution, liquidation or reorganization, our secured debt holders would be paid before holders of the debt securities receive any amounts to the extent of the value of the assets securing their debt and creditors of our subsidiaries may also be paid before holders of the debt securities receive any amounts. In that event, holders of the debt securities may not be able to recover any principal or interest due under the debt securities.

        We do not have the same flexibility as other types of organizations to accumulate cash, which may limit cash available to service the debt securities or to repay them at maturity.

        On a quarterly basis, we distribute 100% of our available cash to our unitholders of record and our general partner, subject to reasonable reserves as described below. As a result, we do not have the same flexibility as corporations or other entities that do not pay dividends or have complete flexibility regarding the amounts they will distribute to their equity holders. Available cash is generally defined as consolidated cash receipts less consolidated cash expenditures and such retentions for working capital, anticipated cash expenditures and contingences as our general partner deems appropriate. The timing and amount of our distributions could significantly reduce the cash available to pay the principal, premium (if any) and interest on the debt securities. The board of directors of our general partner will determine the amount and timing of such distributions and has broad discretion to establish and make additions to our reserves or the reserves of our operating subsidiaries as it determines are necessary or appropriate.

        Although our payment obligations to our unitholders are subordinate to our payment obligations to holders of the debt securities, the value of our units will decrease in correlation with decreases in the amount we distribute per unit. Accordingly, if we experience a liquidity problem in the future, we may not be able to issue equity in sufficient amounts to recapitalize our debt, including the debt securities.

FORWARD-LOOKING STATEMENTS

        Some information in this prospectus or any prospectus supplement may contain forward-looking statements. Such statements use forward-looking words such as "anticipate," "continue," "estimate," "expect," "may," "will," or other similar words. These statements discuss future expectations or contain projections. Specific factors which could cause actual results to differ from those in the forward-looking statements, include:

  •
  price trends and overall demand for refined petroleum products in the United States in general and in our service areas in particular (economic activity, weather, alternative energy sources, conservation and technological advances may affect price trends and demands);

  •
  changes, if any, in laws and regulations, including, among others, safety, tax and accounting matters or Federal Energy Regulatory Commission regulation of our tariff rates;

  •
  liability for environmental claims;

  •
  security issues affecting our assets, including, among others, potential damage to our assets caused by acts of war or terrorism;

  •
  unanticipated capital expenditures and operating expenses to repair or replace our assets;

  •
  availability and cost of insurance on our assets and operations;

  •
  our ability to successfully identify and complete strategic acquisitions and make cost saving changes in operations;

  •
  expansion in the operations of our competitors;

  •
  our ability to integrate any acquired operations into our existing operations;

  •
  shut-downs or cutbacks at major refineries that use our services;

  •
  deterioration in our labor relations;

  •
  changes in real property tax assessments;

  •
  disruptions to the air travel system; and

  •
  interest rate fluctuations and other capital market conditions.

        When considering forward-looking statements, you should keep in mind the risk factors referred to elsewhere in this prospectus. The events described in our risk factors could cause our actual results to differ materially from those contained in any forward-looking statement. You should consider the above information when reading any forward-looking statements in:

  •
  this prospectus;

  •
  documents incorporated in this prospectus by reference;

  •
  reports that we file with the SEC;

  •
  our press releases; or

  •
  oral statements made by us or any of our officers or other persons acting on our behalf.

USE OF PROCEEDS

        We will use the net proceeds from the sale of the securities for general business purposes, including debt repayment, future acquisitions, capital expenditures and working capital. We may change the potential uses of the net proceeds in a prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

        The ratio of earnings to fixed charges for each of the periods indicated is as follows:

Twelve Months Ended December 31,					Six Months Ended June 30,
2000
	2001	2002	2003	2004	2004	2005
3.86	4.07	3.79	2.15	3.62	4.16	2.96

        These computations include us and our operating subsidiaries. For these ratios, "earnings" is the amount resulting from adding the following items:

  •
  pre-tax income from continuing operations;

  •
  portion of rents representative of the interest factor; and

  •
  interest on indebtedness.

        The term "fixed charges" means the sum of the following:

  •
  interest on indebtedness;

  •
  capitalized interest; and

  •
  a portion of rents representative of the interest factor.

DESCRIPTION OF LIMITED PARTNERSHIP UNITS

        As of October 14, 2005, there were issued and outstanding 37,916,646 limited partnership units representing an approximate 99% limited partnership interest in Buckeye Partners, L.P. The limited partnership units and the 243,914 general partnership units generally participate pro rata in our income, gains, losses, deductions, credits and distributions, subject to the Incentive Compensation Agreement described below.

        Buckeye Partners, L.P. currently has a unit option and distribution equivalent plan which authorizes the granting of options to purchase up to 1,400,000 limited partnership units to selected employees of Buckeye Pipe Line Services Company. As of October 14, 2005, there were 248,600 limited partnership units issuable upon the exercise of options granted under this plan.

        The rights of the holders of the Buckeye Partners, L.P. limited partnership units are governed by the terms of the Partnership's limited partnership agreement and the Fourth Amended and Restated Incentive Compensation Agreement, dated December 15, 2004, between the Partnership and MainLine Sub LLC, or the Incentive Compensation Agreement.

Liquidation

        In the event of a liquidation, dissolution and winding up of the Partnership, the limited partnership units, along with the general partnership units, will be entitled to receive pro rata, to the extent of positive balances in their respective capital accounts, any assets remaining after satisfaction of our liabilities and establishment of reasonable reserves.

Voting

        Each holder of limited partnership units is entitled to one vote for each limited partnership unit on all matters submitted to a vote of the unitholders. Certain events, as more fully described in our partnership agreement, require the approval of a two-thirds majority of the limited partners. Other events, as more fully described in our partnership agreement, require the approval of a minimum of 80% of the limited partners.

Incentive Compensation

        The Incentive Compensation Agreement provides that if a quarterly cash distribution exceeds a target of $0.325 per limited partnership unit, we will pay MainLine Sub, for each outstanding limited partnership unit, incentive compensation equal to:

  (1)
  15% of the amount, if any, by which the quarterly distribution per limited partnership unit exceeds $0.325 but is not more than $0.35, plus

  (2)
  25% of the amount, if any, by which the quarterly distribution per limited partnership unit exceeds $0.35 but is not more than $0.375, plus

  (3)
  30% of the amount, if any, by which the quarterly distribution per limited partnership unit exceeds $0.375 but is not more than $0.40, plus

  (4)
  35% of the amount, if any, by which the quarterly distribution per limited partnership unit exceeds $0.40 but is not more than $0.425, plus

  (5)
  40% of the amount, if any, by which the quarterly distribution per limited partnership unit exceeds $0.425 but is not more than $0.525, plus

  (6)
  45% of the amount, if any, by which the quarterly distribution per limited partnership unit exceeds $0.525.

        MainLine Sub is also entitled to incentive compensation for special cash distributions exceeding a target special distribution amount per limited partnership unit. The target special distribution amount generally means the amount which, together with all amounts distributed per limited partnership unit prior to the special distribution compounded quarterly at 13% per annum, would equal $10.00, the initial public offering price of the limited partnership units split two-for-one, compounded quarterly at 13% per annum from the date of the closing of the initial public offering in December 1986. No special cash distributions have ever been paid by the Partnership.

No Preemptive Rights

        No person is entitled to preemptive rights in respect of issuances of securities by Buckeye Partners, L.P.

Amendments to the Terms of the Registrant's Limited Partnership Units

        Without the consent of at least a majority of the limited partners, our general partner may not amend the Partnership's limited partnership agreement unless the amendment, in the good faith opinion of our general partner, does not adversely affect the limited partners in any material respect.

        Without the consent of two-thirds interest of the limited partners, the Partnership may not amend the Incentive Compensation Agreement unless the amendment, in the good faith opinion of our general partner, does not adversely affect the limited partners in any material respect.

General Partner's Right to Purchase Units

        If our general partner and its affiliates own more than 90% of the outstanding limited partnership units, our general partner has the right to purchase all, but not less than all, of the limited partnership units that remain outstanding and are held by persons other than our general partner and its affiliates.

Transfer Agent and Registrar

        The transfer agent and registrar for the limited partnership units is EquiServe, First Chicago Trust Division. You may contact them at the following address: 525 Washington Boulevard, Jersey City, New Jersey 07310.

DESCRIPTION OF DEBT SECURITIES

        The debt securities will be our direct unsecured general obligations and will be issued under an Indenture, dated July 10, 2003, as supplemented, between us and SunTrust Bank, as trustee, and a supplemental indenture thereto. This Indenture, as supplemented by any supplemental indentures relating to debt securities to be issued hereunder, is referred to herein as the Indenture, and SunTrust Bank, as trustee, is referred to herein as the Trustee.

        The debt securities will be governed by the provisions of the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. We and the Trustee have entered into supplements to the Indenture, and may enter into future supplements to the Indenture from time to time. We have summarized selected provisions of the Indenture below. The Indenture has been incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. You should read the Indenture for provisions that may be important to you, because the Indenture, and not this description, govern your rights as a holder of debt securities. In the summary below, we have included references to section numbers of the Indenture so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the Indenture.

Specific Terms of Each Series of Debt Securities in the Prospectus Supplement

        A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

  •
  the form and title of the debt securities;

  •
  the total principal amount of the debt securities;

  •
  the portion of the principal amount which will be payable if the maturity of the debt securities is accelerated;

  •
  any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable as well;

  •
  the dates on which the principal of the debt securities will be payable;

  •
  the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

  •
  any optional redemption provisions;

  •
  any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

  •
  any changes to or additional Events of Default or covenants; and

  •
  any other terms of the debt securities.

No Limitation on Amount of Debt Securities

        The Indenture does not limit the amount of debt securities that may be issued. The Indenture allows debt securities to be issued up to any principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

Registration of Notes

        Debt securities of a series may be issued in certificated or global form. (Sections 2.01 and 2.02)

Denominations

        The prospectus supplement for each issuance of debt securities will state whether the securities will be issued in amounts other than $1,000 each or multiples thereof.

No Personal Liability of General Partner

        Our general partner and its directors, officers, employees and sole member will not have any liability for our obligations under the Indenture or the debt securities. Each holder of debt securities by accepting a debt security waives and releases our general partner and its directors, officers, employees and sole member from all such liability. (Section 1.15) The waiver and release are part of the consideration for the issuance of the debt securities.

Consolidation, Merger or Sale

        We will only consolidate or merge with or into any other partnership or corporation or sell, lease or transfer all or substantially all of our assets according to the terms and conditions of the Indenture, which includes the following requirements:

  •
  the remaining or acquiring partnership or corporation is organized under the laws of the United States, any state or the District of Columbia;

  •
  the remaining or acquiring partnership or corporation assumes our obligations under the Indenture; and

  •
  immediately after giving effect to the transaction no Event of Default exists.

        The remaining or acquiring partnership or corporation will be substituted for us in the Indenture with the same effect as if it had been an original party to the Indenture. Thereafter, the successor may exercise our rights and powers under the Indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our Board of Directors or any of our officers may be done by the board of directors or officers of the successor. If we sell or transfer all or substantially all of our assets, we will be released from all of our liabilities and obligations under the Indenture and under the debt securities. (Sections 8.01 and 8.02)

Modification of the Indenture

        Under the Indenture, generally, our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. Buckeye Partners, L.P. and the Trustee may amend the Indenture without the consent of any holder of the debt securities to make technical changes, such as:

  •
  correcting errors;

  •
  providing for a successor trustee;

  •
  qualifying the Indenture under the Trust Indenture Act; or

  •
  adding provisions relating to a particular series of debt securities. (Sections 9.01 and 9.02)

Events of Default

        "Event of Default" when used in an Indenture, will mean any of the following:

  •
  failure to pay the principal of or any premium on any debt security when due;

  •
  failure to pay interest on any debt security for 30 days;

  •
  failure to perform any other covenant in the Indenture that continues for 90 days after being given written notice;

  •
  failure to pay when due principal of or interest on debt greater than $100 million of the Partnership or any Subsidiary or acceleration of such debt;

  •
  specific events in bankruptcy, insolvency or reorganization of the Partnership or its subsidiaries; or

  •
  any other Event of Default included in the Indenture or a supplemental indenture. (Section 5.01)

        An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the Indenture. The Trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the interests of the holders. (Section 6.02)

        If an Event of Default for any series of debt securities occurs and continues, the Trustee or the holders of not less than 25% in aggregate principal amount of the debt securities outstanding of that series may declare the entire principal of and accrued and unpaid interest, if any, on all the debt securities of that series to be due and payable immediately. If this happens, subject to specific conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration. (Section 5.02)

        Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders, unless the holders offer the Trustee indemnity or security satisfactory to the Trustee. (Section 6.01) If they provide this satisfactory indemnification or security, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of debt securities unless contrary to law. (Section 5.12)

Limitations on Liens

        The Indenture provides that the Partnership will not, nor will it permit any Restricted Subsidiary (as defined below) to, create, assume, incur or suffer to exist any lien upon any Principal Property (as defined below) or upon any shares of capital stock of any Restricted Subsidiary (if such Restricted Subsidiary is a corporation) owning or leasing any Principal Property, whether owned or leased on the date of the Indenture or thereafter acquired, to secure any debt of the Partnership or any other person (other than the debt securities issued thereunder), without in any such case making effective provision whereby all of the debt securities outstanding thereunder shall be secured equally and ratably with, or prior to, such debt so long as such debt shall be so secured. The following are excluded from this restriction:

  (1)
  Permitted Liens (as defined below);

  (2)
  any lien upon any property or assets created at the time of acquisition of such property or assets by the Partnership or any Restricted Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or debt incurred to finance such purchase price, whether such debt was incurred prior to, at the time of or within one year after the date of such acquisition;

  (3)
  any lien upon any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure debt incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), to provide funds for any such purpose;

  (4)
  any lien upon any property or assets existing thereon at the time of the acquisition thereof by the Partnership or any Restricted Subsidiary (whether or not the obligations secured thereby are assumed by the Partnership or any Restricted Subsidiary); provided, however, that such lien only encumbers the property or assets so acquired;

  (5)
  any lien upon any property or assets of a person existing thereon at the time such person becomes a Restricted Subsidiary by acquisition, merger or otherwise; provided, however, that such lien only encumbers the property or assets of such person at the time such person becomes a Restricted Subsidiary;

  (6)
  any lien upon any property or assets of the Partnership or any Restricted Subsidiary in existence on the Issue Date (as defined below) or provided for pursuant to agreements existing on the Issue Date;

  (7)
  liens imposed by law or order as a result of any proceeding before any court or regulatory body that is being contested in good faith, and liens which secure a judgment or other court-ordered award or settlement in an aggregate amount not in excess of $1 million as to which the Partnership or the applicable Restricted Subsidiary has not exhausted its appellate rights;

  (8)
  liens arising in connection with Sale-Leaseback Transactions (as defined below) permitted under the Indenture as described below;

  (9)
  any extension, renewal, refinancing, refunding or replacement, or successive extensions, renewals, refinancings, refundings or replacements of liens, in whole or in part, referred to in clauses (1) through (7) above; provided, however, that any such extension, renewal, refinancing, refunding or replacement lien shall be limited to the property or assets covered by the lien extended, renewed, refinanced, refunded or replaced and that the obligations secured by any such extension,renewal, refinancing, refunding or replacement lien shall be in an amount not greater than the amount of the obligations secured by the lien extended, renewed, refinanced, refunded or replaced and any expenses of the Partnership and its Restricted Subsidiaries (including any premium) incurred in connection with such extension, renewal, refinancing, refunding or replacement; or

  (10)
  any lien resulting from the deposit of moneys or evidence of indebtedness in trust for the purpose of defeasing debt of the Partnership or any Restricted Subsidiary.

        Notwithstanding the foregoing, under the Indenture, the Partnership may, and may permit any Restricted Subsidiary to, create, assume, incur, or suffer to exist any lien upon any Principal Property to secure debt of the Partnership or any person other than the debt securities, that is not excepted by clauses (1) through (9), inclusive, above without securing the debt securities issued under the Indenture, provided that the aggregate principal amount of all debt then outstanding secured by such lien and all similar liens, together with all net sale proceeds from Sale-Leaseback Transactions, excluding Sale-Leaseback Transactions permitted by clauses (1) through (4), inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below, does not exceed 10% of Consolidated Net Tangible Assets (as defined below). (Section 10.06)

        "Consolidated Net Tangible Assets" means, at any date of determination, the total amount of assets after deducting therefrom:

  (1)
  all current liabilities excluding:

  •
  any current liabilities that by their terms are extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed; and

  •
  current maturities of long-term debt.

        and

  (2)
  the value, net of any applicable reserves, of all goodwill, trade names, trademarks, patents and other like intangible assets, all as set forth, on the consolidated balance sheet of the Partnership and its consolidated subsidiaries for the Partnership's most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

        "Issue Date" means with respect to any series of debt securities issued under either Indenture the date on which debt securities of that series are initially issued under that Indenture.

        "Permitted Liens" means:

  (1)
  liens upon rights-of-way for pipeline purposes;

  (2)
  any statutory or governmental lien or lien arising by operation of law, or any mechanics', repairmen's, materialmen's, suppliers', carriers', landlords', warehousemen's or similar lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined lien which is incidental to construction, development, improvement or repair;

  (3)
  the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property;

  (4)
  liens of taxes and assessments which are:

  •
  for the then current year,

  •
  not at the time delinquent, or

  •
  delinquent but the validity of which is being contested at the time by the Partnership or any Restricted Subsidiary in good faith;

  (5)
  liens of, or to secure performance of, leases, other than capital leases;

  (6)
  any lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;

  (7)
  any lien upon property or assets acquired or sold by the Partnership or any Restricted Subsidiary resulting from the exercise of any rights arising out of defaults on receivables;

  (8)
  any lien incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

  (9)
  any lien in favor of the Partnership or any Restricted Subsidiary;

  (10)
  any lien in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, to secure partial, progress, advance, or other payments pursuant to any contract or statute, or any debt incurred by the Partnership or any Restricted Subsidiary for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to such lien;

  (11)
  any lien securing industrial development, pollution control or similar revenue bonds;

  (12)
  any lien securing debt of the Partnership or any Restricted Subsidiary, all or a portion of the net proceeds of which are used, substantially concurrent with the funding thereof (and for purposes of determining such "substantial concurrence," taking into consideration, among other things, required notices to be given to holders of outstanding securities under the Indenture (including the debt securities) in connection with such refunding, refinancing or repurchase, and the required corresponding durations thereof), to refinance, refund or repurchase all outstanding securities under the Indenture (including the debt securities), including the amount of all accrued interest thereon and reasonable fees and expenses and premium, if any, incurred by the Partnership or any Restricted Subsidiary in connection therewith;

  (13)
  liens in favor of any Person (as defined below) to secure obligations under the provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested by any governmental authority in connection with any contract or statute;

  (14)
  any lien upon or deposits of any assets to secure performance of bids, trade contracts, leases or statutory obligations;

  (15)
  any lien or privilege vested in any grantor, lessor or licensor or permittor for rent or other charges due or for any other obligations or acts to be performed, the payment of which rent or other charges or performance of which other obligations or acts is required under leases, easements, rights-of-way, leases, licenses; franchises, privileges, grants or permits, so long as payment of such rent or the performance of such other obligations or acts is not delinquent or the requirement for such payment or performance is being contested in good faith by appropriate proceedings;

  (16)
  defects and irregularities in the titles to any property which do not have a Material Adverse Effect (as defined below);

  (17)
  easements, exceptions or reservations in any property of the Partnership or any of its Restricted Subsidiaries granted or reserved for the purpose of pipelines, roads, the removal of oil, gas, coal or other minerals, and other like purposes for the joint or common use of real property, facilities and equipment, which do not have a Material Adverse Effect;

  (18)
  rights reserved to or vested in any grantor, lessor, licensor, municipality or public authority to control or regulate any property of the Partnership or any of its Restricted Subsidiaries or to use any such property; provided, that the Partnership or such Restricted Subsidiary shall not be in default in respect of any material obligation (except that the Partnership or such Restricted Subsidiary may be contesting any such obligation in good faith) to such grantor, lessor, licensor, municipality or public authority; and provided, further, that such control, regulation or use will not have a Material Adverse Effect;

  (19)
  any obligations or duties to any municipality or public authority with respect to any lease, easement, right-of-way, license, franchise, privilege, permit or grant; or

  (20)
  liens or burdens imposed by any law or governmental regulation, including, without limitation, those imposed by environmental and zoning laws, ordinances, and regulations; provided, in each case, the Partnership or any of its Restricted Subsidiaries is not in default in any material obligation (except that the Partnership or such Restricted Subsidiary may be contesting any such obligation in good faith) to such Person in respect of such property; provided, further, that the existence of such liens and burdens do not have a Material Adverse Effect.

        "Material Adverse Effect" means:

  (1)
  an impairment of the operation by the Partnership and its Restricted Subsidiaries of the pipeline systems of the Partnership and its Restricted Subsidiaries which materially adversely affects the manner in which such pipeline systems, taken as a whole, have been operated by the Partnership and its Restricted Subsidiaries (whether due to damage to, or a defect in the right, title or interest of the Partnership or any of its Restricted Subsidiaries in and to, any of the assets constituting such pipeline system or for any other reason);

  (2)
  a material decline in the financial condition or results of operations or business prospects of the Partnership and its Restricted Subsidiaries, taken as a whole: or

  (3)
  an inability of the Partnership to make timely payments of principal and interest on the Securities, in each case as a result (whether or not simultaneous) of the occurrence of one or more events and/or the materialization or failure to materialize of one or more conditions and/or the taking of or failure to take one or more actions described in this Indenture by reference to a Material Adverse Effect.

        "Person" means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, other entity, unincorporated organization or government or any agency or political subdivision thereof.

        "Principal Property" means, whether owned or leased on the date of the Indenture or thereafter acquired:

  (1)
  any pipeline assets of the Partnership or any Subsidiary, including any related facilities employed in the transportation, distribution, storage or marketing of refined petroleum products, that are located in the United States of America or any territory or political subdivision thereof; and

  (2)
  any processing or manufacturing plant or terminal owned or leased by the Partnership or any Subsidiary that is located in the United States or any territory or political subdivision thereof, except, in the case of either of the foregoing clauses (1) or (2):

  •
  any such assets consisting of inventories, furniture, office fixtures and equipment, including data processing equipment, vehicles and equipment used on, or useful with, vehicles, and

  •
  any such assets, plant or terminal which, in the good faith opinion of the Board of Directors, is not material in relation to the activities of the Partnership or of the Partnership and its Subsidiaries (as defined below), taken as a whole.

        "Restricted Subsidiary" shall mean the subsidiaries of the Partnership identified on Exhibit A of the Indenture as well as any Subsidiary of the Partnership formed after the date of the Indenture that has not been designated by the Board of Directors, at its creation or acquisition, as an Unrestricted Subsidiary (as defined below). The Partnership may thereafter redesignate an Unrestricted Subsidiary as a Restricted Subsidiary and it will thereafter be a Restricted Subsidiary; provided, that such Restricted Subsidiary may not thereafter be redesignated as an Unrestricted Subsidiary, and provided, further, that no Subsidiary may be designated as an Unrestricted Subsidiary at any time other than at its creation or acquisition.

        "Sale-Leaseback Transaction" means the sale or transfer by the Partnership or any Subsidiary of any Principal Property to a Person (other than the Partnership or a Subsidiary) and the taking back by the Partnership or any Subsidiary, as the case may be, of a lease of such Principal Property.

        "Subsidiary" means, with respect to any Person:

  (1)
  any corporation, association or other business entity of which more than 50% of the total voting power of shares of equity interests entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or combination thereof; or

  (2)
  in the case of a partnership, more than 50% of the partners' equity interests, considering all partners' equity interests as a single class is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or combination thereof.

        "Unrestricted Subsidiary" shall mean the subsidiaries of the Partnership identified on Exhibit A of the Indenture as well as any Subsidiary of the Partnership formed after the date of the Indenture that has been designated by the Board of Directors as an "Unrestricted Subsidiary" at the time of its creation or acquisition; provided that no Debt or other obligation of such Unrestricted Subsidiary may be assumed or guaranteed by the Partnership or any Restricted Subsidiary, nor may any asset of the Partnership or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, become encumbered or otherwise subject to the satisfaction thereof.

        Limitations on Sale-Leasebacks.    The Indenture provides that the Partnership will not, and will not permit any Subsidiary to, engage in a Sale-Leaseback Transaction, unless:

  (1)
  such Sale-Leaseback Transaction occurs within one year from the date of completion of the acquisition of the Principal Property subject thereto or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations on such Principal Property, whichever is later;

  (2)
  the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

  (3)
  the Attributable Indebtedness (as defined below) from that Sale-Leaseback transaction is an amount equal to or less than the amount the Partnership or such Subsidiary would be allowed to incur as debt secured by a lien on the Principal Property subject thereto without equally and ratably securing the debt securities; or

  (4)
  the Partnership or such Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from such Sale-Leaseback Transaction to (A) the prepayment, repayment, redemption, reduction or retirement of any Pari Passu Debt (as defined below) of the Partnership or any Subsidiary, or (B) the expenditure or expenditures for Principal Property used or to be used in the ordinary course of business of the Partnership or its Subsidiaries.

        Notwithstanding the foregoing, under the Indenture the Partnership may, and may permit any Subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by clauses (1) through (4), inclusive, of the above paragraph, provided that the Attributable Indebtedness from such Sale-Leaseback Transaction, together with the aggregate principal amount of then outstanding debt (other than the debt securities) secured by liens upon Principal Properties not excepted by clauses (1) through (9), inclusive, of the first paragraph of the limitation on liens covenant described above, do not exceed 10% of the Consolidated Net Tangible Assets. (Section 10.07)

        "Attributable Indebtedness," when used with respect to any Sale-Leaseback Transaction, means, as at the time of determination, the present value, discounted at the rate set forth or implicit in the terms of the lease included in such transaction of the total obligations of the lessee for rental payments, other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights during the remaining term of the lease included in such Sale-Leaseback Transaction including any period for which such lease has been extended. In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, such amount shall be the lesser of the amount determined assuming termination upon the first date such lease may be terminated, in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated, or the amount determined assuming no such termination.

        "Funded Debt" means all debt maturing one year or more from the date of the creation thereof, all debt directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

        "Pari Passu Debt" means any Funded Debt of the Partnership, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Funded Debt, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Funded Debt shall be subordinated in right of payment to the debt securities.

Payment and Transfer

        Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the Indenture or any prospectus supplement. Other forms of payment relating to the debt securities will be paid at a place designated by us and specified in a prospectus supplement. (Section 3.07)

        Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge. (Section 3.05)

Discharging Our Obligations

        We may choose to either discharge our obligations on the debt securities of any series in a legal defeasance, or to release ourselves from our covenant restrictions on the debt securities of any series in a covenant defeasance. We may do so at any time after we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If we choose the legal defeasance option, the holders of the debt securities of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of debt securities, replacement of lost, stolen, destroyed or mutilated debt securities, conversion or exchange of debt securities, sinking fund payments and receipt of principal and interest on the original stated due dates or specified redemption dates. (Section 13.02)

        We may discharge our obligations under the Indenture or release ourselves from covenant restrictions only if, in addition to making the deposit with the Trustee, we meet some specific requirements. Among other things:

  •
  we must deliver an opinion of our legal counsel that the discharge will not result in holders having to recognize taxable income or loss or subject them to different tax treatment. In the case of legal defeasance, this opinion must be based on either an IRS letter ruling or change in federal tax law;

  •
  we may not have a default on the debt securities discharged on the date of deposit;

  •
  the discharge may not violate any of our agreements; and

  •
  the discharge may not result in our becoming an investment company in violation of the Investment Company Act of 1940. (Section 13.03)

Book Entry, Delivery and Form

        The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement.

        Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York, or DTC, will act as depositary. Book-entry notes of a series will be issued in the form of a global note that will be deposited with DTC. This means that we will not issue certificates to each holder. One global note will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a certificate note, a global note may not be transferred; except that DTC, its nominees and their successors may transfer a global note as a whole to one another.

        Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by DTC and its participants.

        DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participant's accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

        According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

        DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

        DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

        We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global notes for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global notes.

        It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with notes on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global notes, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with notes held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

        Notes represented by a global note will be exchangeable for certificate notes with the same terms in authorized denominations only if:

  •
  DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

  •
  we determine not to require all of the notes of a series to be represented by a global note and notify the Trustee of our decision.

The Trustee

        Resignation or Removal of Trustee.    Under the Indenture and the Trust Indenture Act of 1939, as amended, governing Trustee conflicts of interest, any uncured Event of Default with respect to any series of debt securities will force the Trustee to resign as trustee under the Indenture. Any resignation will require the appointment of a successor trustee under the applicable Indenture in accordance with its terms and conditions.

        The Trustee may resign or be removed by us with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the Trustee with respect to the debt securities of such series. (Section 6.10)

        Limitations on Trustee if it is Our Creditor.    The Indenture contains limitations on the right of the Trustee thereunder, in the event that it becomes a creditor of the Partnership, to obtain payment of claims in some cases, or to realize on property received in respect of any such claim as security or otherwise. (Section 6.13)

        Certificates to Be Furnished to Trustee.    The Indenture provides that, in addition to other certificates that may be specifically required by other provisions of the Indenture, every application by us for action by the Trustee shall be accompanied by an officers' certificate stating that, in the opinion of the signers, all conditions precedent to such action have been complied with. (Section 1.02)

MATERIAL TAX CONSIDERATIONS

        This section is a summary of material tax considerations that may be relevant to prospective unitholders. This section and the opinions of Morgan, Lewis & Bockius LLP, our tax counsel, that are set out herein are based upon the Internal Revenue Code of 1986, as amended, the regulations promulgated thereunder and administrative rulings and court decisions, all as currently in effect and all of which are subject to change. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below.

        No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individuals and who are citizens or residents of the United States, and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, real estate investment trusts or mutual funds. Accordingly, each prospective unitholder should consult, and should depend on, the unitholder's own tax advisor in analyzing the federal, state, local and foreign tax consequences of the ownership or disposition of the limited partnership units.

Legal Opinions and Advice

        Our tax counsel is of the opinion, subject to the qualifications set forth in the discussion that follows, that for federal income tax purposes (i) each of Buckeye Partners and the operating partnerships will be treated as a partnership, (ii) each of Wood River and Transportation will be disregarded as an entity separate from the Partnership and (iii) owners of limited partnership units, with certain exceptions as described in "Partner Status" below, will be treated as partners of Buckeye Partners. In addition, all statements as to matters of law contained in this section are the opinion of Morgan, Lewis & Bockius LLP, unless such statements are made by us or others.

        An opinion of counsel represents only that particular counsel's best legal judgment and does not bind the IRS or the courts. No assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the limited partnership units and the prices at which limited partnership units trade even if we prevail. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and our general partner. Furthermore, no assurance is given that the federal income tax consequences of an investment in us will not be significantly modified by future legislative or administrative changes or court decisions. Any such modification may have retroactive effect.

        We have not requested, and do not expect to request, a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes or with respect to any other matter affecting us or holders of our limited partnership units.

Partnership Status

        A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account the partner's proportionate share of the items of income, gain, loss and deduction of the partnership in computing such partner's federal income tax liability, regardless of whether distributions are made. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner's tax basis in the partner's partnership interest.

        Morgan, Lewis & Bockius LLP is of the opinion that each of the Partnership and the operating partnerships has been and will be classified as a partnership for federal income tax purposes, and that each of Wood River and Transportation has been and will be disregarded as an entity separate from the Partnership for federal income tax purposes, provided that:

  (1)
  None of the Partnership, the operating partnerships, Wood River and Transportation have elected or will elect to be treated as a corporation;

  (2)
  The Partnership, the operating partnerships, Wood River and Transportation have been and will be operated in accordance with (i) all applicable partnership and limited liability company statutes and (ii) the partnership agreement, operating partnership agreement or limited liability company operating agreement (whichever is applicable);

  (3)
  For each of our taxable years from and after our formation, 90% or more of our gross income has been and will be derived (i) from the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof, or (ii) from other items of "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code;

  (4)
  We would not be a regulated investment company as described in Section 851(a) of the Internal Revenue Code if we were a domestic corporation.

        Buckeye Partners believes that such assumptions have been true in the past and expects that such assumptions will be true in the future.

        Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income," as described in clause (3) above. If we fail to meet this qualifying income exception in any taxable year, other than a failure that is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we transferred all of our assets (subject to liabilities) to a newly formed corporation, as of the first day of such taxable year, in return for stock in that corporation, and as if we then distributed that stock to our partners in liquidation of their interests in us. This contribution and liquidation should be tax-free to our partners and to us, so long as we do not have liabilities at that time in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

        If we or any of the operating partnerships, Wood River or Transportation were treated as a corporation in any taxable year, either as a result of a failure to meet the qualifying income exception or otherwise, the net income of such entity would be subject to tax at corporate rates. In addition, if we were treated as a corporation, any distribution we made to a unitholder would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, then, in the absence of earnings and profits, would be treated as a nontaxable return of capital to the extent of the unitholder's tax basis in the unitholder's limited partnership units, and then would be treated as taxable capital gain after the unitholder's tax basis in the limited partnership units had been reduced to zero. Accordingly, treatment of us or any of our operating partnerships, Wood River or Transportation as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the limited partnership units.

        The discussion below is based on the assumption that, for federal income tax purposes, each of the Partnership and the operating partnerships will be classified as a partnership and each of Wood River and Transportation will be disregarded as an entity separate from the Partnership.

Tax Treatment of Unitholders

  Partner Status

        Unitholders who have become our limited partners will be treated as our partners for federal income tax purposes. Assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and unitholders whose limited partnership units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of the rights attendant to the ownership of their limited partnership units, will be treated as our partners for federal income tax purposes. Because there is no direct authority addressing assignees of limited partnership units who are entitled to execute and deliver transfer applications but who fail to do so, such assignees may not be treated as our partners for federal income tax purposes. Further, assignees of limited partnership units who are entitled to execute and deliver transfer applications but fail to do so may not receive some federal income tax information or reports furnished to record holders of limited partnership units. No part of our income, gain, deductions or losses is reportable by a unitholder who is not a partner for federal income tax purposes, and any distributions received by such a unitholder should therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as our partners for federal income tax purposes.

        An owner of limited partnership units whose limited partnership units have been transferred to a short seller to complete a short sale would appear to lose the status as a partner with respect to such limited partnership units for federal income tax purposes and may recognize gain or loss on such transfer. If such a person is not a partner, no part of our income, gain, deduction or loss with respect to those limited partnership units would be reportable by that person, any payments received by that person in lieu of cash distributions with respect to those limited partnership units would be fully taxable and all of such payments would appear to be treated as ordinary income. Unitholders desiring to assure their status as partners should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their limited partnership units.

        In the following portions of this section, the word "unitholder" refers to a holder of our limited partnership units who is one of our partners.

  Allocation of Partnership Income, Gain, Loss and Deduction

        In general, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their respective percentage interests in us.

        Certain items of our income, gain, loss or deduction will be allocated as required or permitted by Section 704(c) of the Internal Revenue Code to account for the difference between the tax basis and fair market value of property heretofore contributed to us. Allocations may also be made to account for the difference between the fair market value of our assets and their tax basis at the time of any offering made pursuant to this prospectus.

        In addition, certain items of recapture income which we recognize on the sale of any of our assets will be allocated to the extent provided in regulations, which generally require such depreciation recapture to be allocated to the partner who (or whose predecessor in interest) was allocated the deduction giving rise to the treatment of such gain as recapture income.

  Alternative Minimum Tax

        Each unitholder will be required to take into account the unitholder's share of our items of income, gain, loss or deduction for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an item of tax preference for this purpose. A unitholder's alternative minimum taxable income derived from us may be higher than the unitholder's share of our net income because we may use accelerated methods of depreciation for federal income tax purposes. Prospective unitholders should consult their tax advisors as to the impact of an investment in limited partnership units on their liability for the alternative minimum tax.

  Treatment of Distributions by Buckeye Partners

        Our distributions to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of the tax basis the unitholder has in the unitholder's limited partnership units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be gain from the sale or exchange of the limited partnership units, taxable in accordance with the rules described under "Disposition of Limited Partnership Units," below. Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss ("nonrecourse liabilities") will be treated as a distribution of cash to that unitholder. In particular, our issuance of additional limited partnership units (including, for example, as a result of this offering) may decrease each unitholder's share of our nonrecourse liabilities, resulting in a deemed cash distribution.

        A non-pro rata distribution of money or property may result in ordinary income to a unitholder if such distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, or substantially appreciated "inventory items," both as defined in Section 751 of the Internal Revenue Code (collectively, "Section 751 assets"). In that event, the unitholder will be treated as having received as a distribution the portion of the Section 751 assets that used to be allocated to such partner and as having exchanged such portion of our assets with us in return for the non-pro rata portion of the actual distribution made to the unitholder. This latter deemed exchange will generally result in the unitholder's realization of ordinary income, the amount of which is the excess of (1) the non-pro rata portion of such distribution over (2) the unitholder's tax basis for the share of such Section 751 assets deemed relinquished in the exchange.

  Basis of Limited Partnership Units

        A unitholder will have an initial tax basis for the unitholder's limited partnership units equal to the amount the unitholder paid for the limited partnership units, plus the unitholder's share of our nonrecourse liabilities. The unitholder's basis will be increased by the unitholder's share of our income and by any increase in the unitholder's share of our nonrecourse liabilities. The unitholder's basis will be decreased, but not below zero, by the unitholder's share of our distributions, by the unitholder's share of our losses, by any decrease in the unitholder's share of our nonrecourse liabilities and by the unitholder's share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized.

  Limitations on Deductibility of Buckeye Partners' Losses

        The deduction by a unitholder of that unitholder's share of our losses will be limited to the amount of that unitholder's tax basis in the limited partnership units and, in the case of an individual unitholder or a corporate unitholder who is subject to the "at risk" rules, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than the unitholder's tax basis. A unitholder must recapture losses deducted in previous years to the extent that our distributions cause the unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder's tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of a limited partnership unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation.

        In general, a unitholder will be at risk to the extent of the unitholder's tax basis in the unitholder's limited partnership units, excluding any portion of that basis attributable to the unitholder's share of our nonrecourse liabilities, reduced by any amount of money the unitholder borrows to acquire or hold the unitholder's limited partnership units if the lender of such borrowed funds owns an interest in us, is related to such a person or can look only to limited partnership units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's limited partnership units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in the unitholder's share of our nonrecourse liabilities.

        The passive loss limitations generally provide that individuals, estates, trusts, certain closely-held corporations and personal service corporations can deduct losses from passive activities, which include any trade or business activity in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. Moreover, the passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses generated by us will be available to our partners who are subject to the passive loss rules only to offset future passive income generated by us and, in particular, will not be available to offset income from other passive activities, investments or salary. Passive losses that are not deductible because they exceed a unitholder's share of our income may be deducted in full when the unitholder disposes of the unitholder's entire investment in us in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

  Limitations on Interest Deductions

        The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of such taxpayer's "net investment income." The IRS has announced that Treasury Regulations will be issued to characterize net passive income from a publicly traded partnership as investment income for purposes of the limitations on the deductibility of investment interest. In addition, a unitholder's share of our portfolio income will be treated as investment income. Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) our interest expense attributed to portfolio income, and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a limited partnership unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income and certain gains attributable to the disposition of property held for investment.

Tax Treatment of Operations

  Accounting Method and Taxable Year

        We currently use the calendar year as our taxable year and we have adopted the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income the unitholder's share of our income, gain, loss and deduction for each of our taxable years that ends within or with each of the unitholder's taxable years. In addition, a unitholder who disposes of all of the unitholder's limited partnership units following the close of our taxable year but before the close of the unitholder's taxable year must include the unitholder's share of our income, gain, loss and deduction in income for the unitholder's taxable year with the result that the unitholder will be required to report in income for the unitholder's taxable year the unitholder's share for more than one year of our income, gain, loss and deduction.

  Initial Tax Basis, Depreciation, Amortization and Certain Nondeductible Items

        We use the adjusted tax basis of our various assets for purposes of computing depreciation and cost recovery deductions and gain or loss on any disposition of such assets. If we dispose of depreciable property, all or a portion of any gain may be subject to the recapture rules and taxed as ordinary income rather than capital gain.

        The costs incurred in promoting the issuance of limited partnership units (i.e., syndication expenses) must be capitalized and cannot be deducted by us currently, ratably or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which may be amortized, and syndication expenses, which may not be amortized, but underwriting discounts and commissions are treated as syndication costs.

  Section 754 Election

        We have made the election permitted by Section 754 of the Internal Revenue Code, which generally permits us to adjust the tax basis of our assets as to each purchaser of our limited partnership units pursuant to Section 743(b) of the Internal Revenue Code to reflect the purchaser's purchase price. This election, however, does not apply to a person who purchases limited partnership units directly from us. The Section 743(b) adjustment is intended to provide a purchaser with the equivalent of an adjusted tax basis in the purchaser's share of our assets equal to the value of such share that is indicated by the amount that the purchaser paid for the limited partnership units.

        A Section 754 election is advantageous if the transferee's tax basis in the transferee's limited partnership units is higher than such limited partnership units' share of the aggregate tax basis of our assets immediately prior to the transfer because the transferee would have, as a result of the election, a higher tax basis in the transferee's share of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in the transferee's limited partnership units is lower than such limited partnership units' share of the aggregate tax basis of our assets immediately prior to the transfer. The Section 754 election is irrevocable without the consent of the IRS.

        We intend to compute the effect of the Section 743(b) adjustment so as to preserve our ability to determine the tax attributes of a limited partnership unit from its date of purchase and the amount paid therefor. In that regard, we have adopted depreciation and amortization conventions that we believe conform to Treasury regulations under Section 743(b) of the Internal Revenue Code.

        The calculations involved in the Section 754 election are complex and are made by us on the basis of certain assumptions as to the value of our assets and other matters. There is no assurance that the determinations made by us will prevail if challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether.

  Valuation of Buckeye Partners' Property and Basis of Properties

        The federal income tax consequences of the ownership and disposition of limited partnership units will depend in part on our estimates of the fair market values and our determinations of the adjusted tax basis of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, we will make many of the fair market value estimates ourselves. These estimates and determinations are subject to challenge and will not be binding on the IRS or the courts. If such estimates or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and might incur interest and penalties with respect to these adjustments.

  Entity-Level Collections

        If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any partner, we are authorized to pay those taxes from our funds. Such payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders.

Disposition of Limited Partnership Units

  Recognition of Gain or Loss

        A unitholder will recognize gain or loss on a sale of limited partnership units equal to the difference between the amount realized and the unitholder's tax basis in the limited partnership units sold. A unitholder's amount realized is measured by the sum of the cash and the fair market value of other property received plus the unitholder's share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of limited partnership units could result in a tax liability in excess of any cash received from such sale.

        Gain or loss recognized by a unitholder, other than a "dealer" in limited partnership units, on the sale or exchange of a limited partnership unit will generally be a capital gain or loss. Capital gain recognized by an individual on the sale of limited partnership units held for more than one year will generally be taxed at a maximum rate of 15% (such rate to be increased to 20% for taxable years beginning after December 31, 2008). A portion of this gain or loss (which could be substantial), however, will be separately computed and will be classified as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other unrealized receivables or to inventory items owned by us. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the limited partnership units and will be recognized even if there is a net taxable loss realized on the sale of the limited partnership units. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of limited partnership units. Net capital loss may offset capital gains and no more than $3,000 ($1,500 in the case of a married individual filing a separate return) of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

        The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold based upon relative fair market values. On the other hand, a selling unitholder who can identify limited partnership units transferred with an ascertainable holding period may elect to use the actual holding period of the limited partnership units transferred. A unitholder electing to use the actual holding period of limited partnership units transferred must consistently use that identification method for all later sales or exchanges of limited partnership units.

        Certain provisions of the Internal Revenue Code treat a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold or assigned at its fair market value, if the taxpayer or a related person enters into (i) a short sale, (ii) an offsetting notional principal contract or (iii) a futures or forward contract with respect to the partnership interest or substantially identical property. Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to a partnership interest, the taxpayer will be treated as having sold such position if the taxpayer or a related person acquires the partnership interest or substantially similar property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

  Allocations Between Transferors and Transferees

        In general, we will prorate our annual taxable income and losses on a monthly basis and such income and losses as so prorated will be subsequently apportioned among the unitholders in proportion to the number of limited partnership units owned by each of them as of the opening of the principal national securities exchange on which the limited partnership units are then traded on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders as of such date for the month in which that gain or loss is recognized. As a result, a unitholder transferring limited partnership units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

        If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among partners whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury Regulations.

  Notification Requirements

        A unitholder who sells or exchanges limited partnership units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange. We are required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a limited partnership unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that set forth the amount of the consideration paid or received for the limited partnership unit. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

  Constructive Termination

        Buckeye Partners will be considered terminated if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Any such termination would result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year that does not end with our taxable year, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in that unitholder's taxable income for the year of termination. New tax elections required to be made by us, including a new election under Section 754 of the Internal Revenue Code, must be made subsequent to a termination and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted prior to the termination.

  Uniformity of Units

        Because we cannot match transferors and transferees of limited partnership units, we must maintain uniformity of the economic and tax characteristics of the units for holders of these units. To maintain uniformity and for other reasons, we have adopted certain depreciation and amortization conventions which we believe conform to Treasury Regulations under Section 743(b) of the Internal Revenue Code. A successful challenge to those conventions by the IRS could adversely affect the amount of tax benefits available to holders of limited partnership units and could have a negative impact on the value of the limited partnership units.

Tax-Exempt Organizations and Certain Other Investors

        Ownership of limited partnership units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Much of the taxable income derived by such an organization from the ownership of a limited partnership unit will be unrelated business taxable income, and thus will be taxable to such a unitholder.

        A regulated investment company, or "mutual fund," is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. We anticipate that no significant amount of our gross income will include that type of income. Recent legislation also includes net income derived from the ownership of an interest in a "qualified publicly traded partnership" as qualified income to a regulated investment company. We expect that we will meet the definition of a qualified publicly traded partnership. However, this legislation is only effective for taxable years beginning after October 22, 2004, and limits a regulated investment company's ownership of interests in one or more publicly traded partnerships to no more than 25% of its total assets.

        Non-resident aliens and foreign corporations, trusts or estates which hold limited partnership units will be considered to be engaged in business in the United States on account of ownership of limited partnership units. As a consequence they will be required to file federal tax returns in respect of their share of our income, gain, loss, or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly traded partnerships, we will withhold taxes at the highest marginal rate applicable to individuals on actual cash distributions made to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent, EquiServe, First Chicago Trust Division, in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

        Because a foreign corporation that owns limited partnership units will be treated as engaged in a United States trade or business, such a corporation will also be subject to United States branch profits tax at a rate of 30% (or any applicable lower treaty rate) of the portion of any reduction in the foreign corporation's "U.S. net equity" which is the result of our activities. In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

        In a published ruling, the IRS has taken the position that gain realized by a foreign unitholder who sells or otherwise disposes of a limited partnership unit will be treated as effectively connected with a United States trade or business of the foreign unitholder, and thus subject to federal income tax, to the extent that such gain is attributable to appreciated personal property used by the limited partnership in a United States trade or business. Moreover, a foreign unitholder is subject to federal income tax on gain realized on the sale or disposition of a unit to the extent that such gain is attributable to appreciated United States real property interests; however, a foreign unitholder will not be subject to federal income tax under this rule unless such foreign unitholder has owned more than 5% in value of our units during the five-year period ending on the date of the sale or disposition, provided the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

  Information Returns and Audit Procedures

        We intend to furnish to each unitholder, within 90 days after the close of each calendar year, certain tax information, including a Schedule K-1, that sets forth such unitholder's share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various tax accounting and reporting conventions. We cannot assure prospective unitholders that the IRS will not successfully contend in court that such tax accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of the limited partnership units.

        The IRS may audit our federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of the unitholder's own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns. Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction is determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the "tax matters partner" for these purposes. Our partnership agreement appoints our general partner as our tax matters partner.

        The tax matters partner will make certain elections on our behalf and on behalf of the unitholders and can extend the statute of limitations for assessment of tax deficiencies against unitholders with respect to items in our returns. The tax matters partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give such authority to the tax matters partner. The tax matters partner may seek judicial review, by which all of the unitholders are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% interest in our profits and by unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. However, if we elect to be treated as a large partnership, which we do not intend to do, a unitholder will not have a right to participate in settlement conferences with the IRS or to seek a refund.

        A unitholder must file a statement with the IRS identifying the treatment of any item on the unitholder's federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

  Nominee Reporting

        Persons who hold an interest in us as a nominee for another person are required to furnish to us the following information: (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of limited partnership units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on limited partnership units that they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report such information to us. The nominee is required to supply the beneficial owner of the limited partnership units with the information furnished to us.

  Reportable Transactions.

        If we were to engage in a "reportable transaction," we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. This could increase the likelihood that our federal income tax return (and possibly your tax return) would be audited by the IRS. Please read "—Information Returns and Audit Procedures" above. Moreover, depending on the circumstances you could be subject to one or more of the following provisions of the American Jobs Creation Act of 2004: accuracy-related penalties in a greater amount, or subject to more limited exceptions, than described below under "—Accuracy-Related Penalties," an extended statute of limitations and, for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability. We do not expect to engage in any "reportable transactions."

  Accuracy-Related Penalties

        An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

        A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, "substantial authority" or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return.

        More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of our income, gain, loss or deduction included as a share of our income by a unitholder might result in such an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

        A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local and Other Tax Considerations

        In addition to federal income taxes, a unitholder will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which such unitholder resides or in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on such unitholder's investment in us. We currently conduct business in 14 states including California, Connecticut, Florida, Illinois, Indiana, Louisiana, Massachusetts, Michigan, Nevada, New Jersey, New York, Ohio, Pennsylvania and Texas. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of the states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In certain states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require that we, or we may elect to, withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Our withholding of an amount, which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve the non-resident unitholder from the obligation to file an income tax return. Any amount that is withheld will be treated as distributed to unitholders. Based on current law and our estimate of future operations, we anticipate that any amounts required to be withheld will not be material.

        It is the responsibility of each unitholder to investigate the legal and tax consequences of the unitholder's investment in us under the laws of pertinent states and localities. Accordingly, each prospective unitholder should consult, and must depend upon, the unitholder's own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal, tax returns that may be required of such unitholder. Morgan, Lewis & Bockius LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

Tax Consequences of Ownership of Debt Securities

        Because the terms and corresponding tax consequences of various debt issuances may differ significantly, descriptions of the material federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth in the prospectus supplement relating to the offering of any such debt securities.

PLAN OF DISTRIBUTION

        We may sell the securities being offered hereby:

  •
  directly to purchasers;

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  through agents;

  •
  through underwriters; and

  •
  through dealers.

        We, or agents designated by us, may directly solicit, from time to time, offers to purchase the securities. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act of 1933, as amended. We will name the agents involved in the offer or sale of the securities and describe any commissions payable by us to these agents in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, these agents will be acting on a best efforts basis for the period of their appointment. The agents may be entitled under agreements which may be entered into with us to indemnification by us against specific civil liabilities, including liabilities under the Securities Act. The agents may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

        If any underwriters are utilized in the sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them. The names of these underwriters and the terms of the transaction will be set forth in the prospectus supplement, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by us against specific liabilities, including liabilities under the Securities Act. The underwriters may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

        If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, we will sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. Dealers may be entitled to indemnification by us against specific liabilities, including liabilities under the Securities Act. The dealers may also be our customers or may engage in transactions with, or perform services for us in the ordinary course of business.

        The place and time of delivery for the securities in respect of which this prospectus is delivered are set forth in the accompanying prospectus supplement.

LEGAL MATTERS

        The validity of the securities offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

        The consolidated financial statements and management's report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Partnership's Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

$

Buckeye Partners, L.P.

             % Notes due 2018

Joint Book-Running Managers

LEHMAN BROTHERS

SUNTRUST ROBINSON HUMPHREY

CO-MANAGERS

BANC OF AMERICA SECURITIES LLC

BNP PARIBAS

JPMORGAN

LAZARD CAPITAL MARKETS

MORGAN STANLEY

RBS GREENWICH CAPITAL

WELLS FARGO SECURITIES

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SUMMARY
Buckeye Partners, L.P.
The Offering
Risk Factors
Ratio of Earnings to Fixed Charges
RISK FACTORS
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
CAPITALIZATION
DESCRIPTION OF THE NOTES
DESCRIPTION OF OTHER INDEBTEDNESS
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

BUCKEYE PARTNERS, L.P.
WHERE YOU CAN FIND MORE INFORMATION
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF LIMITED PARTNERSHIP UNITS
DESCRIPTION OF DEBT SECURITIES
MATERIAL TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS